Annual Report 2004

Table of Contents



For the years ended December 31, 2002 through 2004 (in thousands, except per share data)

	Year ended December 31, 2002	2003	2004
Revenues	$ 224,113	$ 375,695	**$ 427,005**
Total costs and expenses	160,784	261,870	**348,536**
Operating income of continuing operations	63,329	113,825	**78,469**
Income from continuing operations	34,908	64,791	**42,878**
Income from continuing operations per diluted common share	$ 1.02	$ 1.54	**$ 1.01**
Adjusted EBITDA	$ 68,662	$ 123,537	**$ 100,760**

Financial Highlights

Revenues (millions)



450
360
270
180
90
0
2002
2003
2004

Adjusted EBITDA before one-time charges (millions)



125
100
75
50
25
0
2002
2003
2004

FTI is the premier provider of corporate finance/restructuring, forensic and litigation consulting and technology, and economic consulting. Strategically located in 24 of the major U.S. cities, London and Melbourne, FTI's total workforce of approximately 1,000 employees includes numerous PhDs, MBAs, CPAs, CIRAs, CFEs, and technologists who are committed to delivering the highest level of service to clients. These clients include the world's largest corporations, financial institutions and law firms in matters involving financial and operational improvement and major litigation.

Clear vision

To be the world's leading firm that organizations rely on when confronting critical issues that shape their future

Industry-leading business segments

Corporate Finance/Restructuring
The nation's market-leading restructuring practice, providing performance improvement, turnaround, capital solutions, interim management, creditor advisory and transaction advisory services to organizations facing critical strategic, operational and financial challenges.

Forensic and Litigation Consulting
The nation's only forensic and litigation practice providing law firms and corporations confronted with complex financial challenges with end-to-end capabilities—from dispute advisory and forensic accounting, expert testimony and trial services to a host of litigation technology solutions.

Economic Consulting
One of the world's thought leaders in economic consulting, providing law firms, corporations and government clients with clear analysis of complex economic issues for use in legal and regulatory proceedings, strategic decisions and public policy debates.

Industry accolades


FASTEST
GROWING

Ranked among the top 20 on *Fortune* magazine's "100 Fastest-Growing Companies" in 2003 and 2004

Topped *The Deal's* bankruptcy league tables for five straight quarters


Top Non-Investment Banks – Number of Bankruptcy Cases
150
120
90
60
30
10/31/03
1/31/04
3/31/04
6/30/04
9/30/04
FTI Consulting
Competitor #1
Competitor #2
Competitor #3

Source: *The Deal*

World-class clients

In 2004 FTI served on approximately 3,200 matters for 1,300 clients, including:

- 91 of the top 100 law firms[1]
- 181 of the Fortune 500 corporations
- 21 of the 25 largest U.S. banks[2]

[1]Source: *The American Lawyer* magazine's Am Law 100
[2]Source: *American Banker* magazine

Financial strength

Revenues	$427 million
Adjusted EBIDTA	$100.8 million
Earnings per share (before one-time charges)	$1.10
Year-end cash and cash equivalents	$25.7 million
Cash flow from operations	$58.4 million
Long-term debt retired	$20 million
Long-term debt	$105 million
Stock repurchased	657,300 shares ($10.8 million)
Utilization of billable personnel	77 percent
Average bill rate per hour	$354

Financial Overview: Revenues and EBITDA



450
360
270
180
90
0
48.9
8.6
95.5
24.9
122.3
33.4
224.1
68.7
375.7
123.5
427.0
100.8
1999
2000
2001
2002
2003
2004
Revenues
EBITDA
(in millions)

The best people

- More than 1,000 professionals in 24 offices across the United States and in London, England, and Melbourne, Australia
- An unparalleled treasury of intellectual capital: 37 PhDs, 117 MBAs, 144 CPAs, 13 JDs, 17 CIRAs (Certified Insolvency and Restructuring Advisors), 28 CFEs (Certified Fraud Examiners), 8 CFAs (Chartered Financial Analysts) and a certified anti-money laundering specialist
- Thought leaders and highly sought-after professionals across a wide variety of industries and disciplines
- Additions in 2004 included 15 senior managing directors with top quality experience in many fields, including interim management services, creditor rights, transaction advisory services, homeland security and investment banking
- 2004 leadership developments:
  - **Dennis Shaughnessy** named chairman of the board after board approved separation of the offices of chairman of the board and chief executive officer
  - **Jack Dunn** elected president in addition to his role as chief executive officer
  - **Dominic DiNapoli** named executive vice president and chief operating officer
  - **Barry Kaufman** named executive vice president and chief risk management officer
  - Business segment leaders named: **Roger Carlile** (Forensic and Litigation Consulting), **DeLain Gray** (Corporate Finance/Restructuring) and **John Klick** (Economic Consulting)
  - Two independent directors appointed to board, filling all vacancies and bringing total number of directors to eight: **Mark H. Berey** and **Gerard E. Holthaus**

FTI International Footprint – 24 U.S. Cities, London and Melbourne



Seattle
San Francisco
San Jose
Los Angeles
Salt Lake City
Phoenix
Tucson
Denver
Dallas
Houston
Chicago
Cleveland
Pittsburgh
Philadelphia
Indianapolis
Washington, DC
Nashville
Charlotte
Atlanta
Boston
New York
Saddle Brook
King of Prussia
Annapolis
London
Australia
Melbourne

Dear Shareholder:

Six years ago we embarked on a strategy to become a world-class financial consulting organization. As we enter 2005, we believe it is a good time to pause and reflect on how far we have come and, more importantly, to appreciate just how far we can go.



Left to right: Dominic DiNapoli, Executive Vice President and Chief Operating Officer
Dennis J. Shaughnessy, Chairman of the Board
Jack B. Dunn, IV, President and Chief Executive Officer

From a company of 196 employees in 1999, we now have more than 1,000 employees in 24 locations around the United States and in the U.K. and Australia. From revenues of $49 million in 1999, we achieved record revenues in 2004 of $427 million. From a company known primarily for applied sciences and expert financial and litigation services, we now advise the world's leading organizations on a wide variety of issues that are critical to their future viability.

The rapid pace of change has brought great rewards. It has also brought its share of challenges. Nevertheless, we ended the year a longtime strong financial performer and a leader in all three areas we serve.

Performance through diversification

Our record revenues in 2004 resulted in part from our aggressive efforts to diversify the business through acquisitions and new hires. Fifteen months ago, more than 70 percent of our revenues came from the restructuring practice. Today, we have a healthy mix, with approximately 38 percent of revenues from Corporate Finance/Restructuring, 42 percent from Forensic and Litigation Consulting and 20 percent from Economic Consulting, based on 2004 results. Within the segments we have diversified even further, supplementing our existing areas of expertise with additional practice groups.

We also adopted measures in 2004 to increase the transparency of our results. We now break down results by business segment, providing a clearer picture of the company's performance.

Strength through segment growth

On a segment basis, our $160 million practice in Corporate Finance/Restructuring is the number one practice in the United States by size, reputation, league tables and almost any other measure. It has diversified nicely from primarily a bank, shared national credit practice to a healthy combination of bank and debtor work, participating in both large- and middle-market cases. Traditional restructuring work has been augmented with complementary practices in interim and crisis management, investment banking, transaction support and tax consulting.

Evolving Business Mix


2003
2004
30%
70%
42%
38%
20%
Corporate Finance/Restructuring
Forensic and Litigation Consulting and Economic Consulting
Forensic Accounting
Corporate Finance/Restructuring
Economic Consulting

Record Revenues (in millions)


500
400
300
200
100
0
95.5
122.3
224.1
375.7
427.0
2000
2001
2002
2003
2004

Our 2003 acquisitions accounted for approximately 35 percent of 2004 revenues. As these diverse and complementary acquisitions become further integrated and strengthened within the company, we expect their profitability and predictability to improve and fully meet our expectations.

Cash flow was excellent in 2004 because of our strong revenues. During the year we retired $38 million of debt from a high of $143 million, and we ended the year with more than $25 million in cash, for a net debt of $80 million. In addition, we repurchased over $14 million of our stock over the past five quarters.

Our $180 million Forensic and Litigation Consulting practice is also a national leader by size and its unique, integrated, go-to-market strategy. By reputation, recognition and client penetration, it still has plenty of room to grow. About $20 million of this segment is our legacy trial support, which is well recognized as a provider of choice for courtroom support, theme development, graphics and jury analysis. Embedded technology and related services, including electronic evidence consulting and document and information management, comprise $46 million, or more than 10 percent, of the firm's business.

While traditional courtroom support is a mature industry and we enjoy a terrific franchise, technology is revolutionizing the practice and we have invested significantly in this area. Our acquisition in late Feburary 2005 of Ringtail Solutions Group, a leading global developer of litigation support and knowledge management technologies, is a major step in expanding our presence in the growing litigation software solutions market. We expect our technology and related service offerings to generate revenues of approximately $100 million within two to three years.

With the proliferation of securities and Sarbanes-Oxley issues, our 2003 acquisition of Ten Eyck Associates, which specializes in SEC accounting and enforcement matters, has also been a bright spot. This year's initiatives include homeland security-related services and offerings designed specifically for the general counsel.

Our third segment is our $90 million Economic Consulting business. The Lexecon brand is a market leader and our Network Industries Strategies practice should be a beneficiary of what many are predicting to be a major resurgence in telecommunications activity this year.

"New hiring, including 15 senior managing directors, and the implementation of new policies have reinvigorated our company leadership."

Stability through committed leadership

Our new management structure, which was implemented in 2004, put three new segment leaders into place to reinforce accountability and to facilitate the integration and consolidation of our fast-growing practices. New hiring, including 15 senior managing directors, and the implementation of new policies have reinvigorated our company leadership.

We now have a strong and committed senior team of professionals on board. They have demonstrated their loyalty to us by signing employment contracts based on multiple years of commitment and a substantial penalty for early termination. We have demonstrated our commitment to them through equity offerings and incentive compensation.

Excellence through diverse and exceptional talent

These dedicated senior executives form the core of our growing treasury of intellectual capital, which has never been richer. We are now more than 1,000 strong. In addition to people joining us through acquisitions during the last 12 months, more than 290 people joined us through the hiring process. Our roster includes some of the most well-recognized and talented individuals in the business, with educational and professional experience across a wide range of areas. Their expertise ranges from organizational theory and behavioral science to economics and accounting. This diverse and deep talent pool, including those with doctoral, law and business degrees as well as certified public accountants, fraud examiners and more, allow us to readily meet the demands of any client situation. Average billing rates of more than $350 per hour and utilization rates of more than 75 percent are testimony to the value-added concept we bring to bear on behalf of our clients.

Success through integration

Delivering on this value-added concept relies on the successful integration of our practices into a mature and cohesive culture. Our rapid growth through acquisition and hiring has made this one of our highest priorities. A mature, cohesive culture is critical to operating efficiently and facilitating the creation of multidisciplinary teams to better serve clients and increase our service opportunities.

We have already made great strides on that front. In 2004 we convened a high-level, cross-functional team to develop a clear vision statement and mission for the company that communicates our shared purpose and focuses the energies of our people on common goals. Strong relationships across the company are developing as our practices consolidate and mature under new leadership. During 2004 more than 20 engagements included professionals from multiple practices. We expect this number to continue growing in the coming year. Integration is also being fueled by the implementation of information technologies that improve communication and workflow across the company.

Recognition through strong client relationships

We are privileged to serve the country's largest corporations, financial institutions, insurance companies and public entities, who repeatedly call upon us to work on their most critical business, social and government matters. These include issues of health, politics, securities, antitrust, Sarbanes-Oxley, corporate governance, worldwide bankruptcy, homeland security and many others. This past year our 1,300 clients included 91 of the top 100 law firms; 21 of the 25 largest banks in the United States; and 181 corporations in the 2004 Fortune 500. Thanks to them and their continued support, we were recently included in *Fortune* magazine's list of fastest growing companies for 2004 at number 18.

Sculpting our future

Our company has come a long way. While we have encountered some bumps in the road, we face the future with tremendous advantages. We have an increasingly diversified and flexible business that allows us to respond to changing economic and business conditions as well as client demands. We are committed to investing in organic growth opportunities. We have a capital structure that provides capacity for growth through acquisition and geographic expansion. We employ outstanding leaders and are amassing broad and deep layers of talent. We are pursuing an integrated, multidisciplinary business model designed to take full advantage of opportunities for expanded client service.

These are the foundations on which we build our future as we endeavor to make the whole of FTI greater than the sum of its parts. We know that success requires the following:

Steadfastness to our vision:

To be the world's leading firm that organizations rely on when confronting critical issues that shape their future.

Execution of our mission:

FTI will be known worldwide for the best people, services and financial performance by

—Attracting, retaining and investing in high performance people,

—Collaborating to bring successful resolution to the most complex and critical client issues,

—Strategically enhancing our global ability to service clients,

—Delivering results that earn the loyalty of our clients,

—Providing superior financial rewards that benefit our employees and shareholders.

Adherence to our values:

Integrity,
Quality,
Tenacity,
Relationships.

"We are pursuing an integrated, multidisciplinary business model designed to take full advantage of opportunities for expanded client service."

As we look ahead, we will continue the work of integrating our business and our culture, augmenting our existing service offerings, exploiting our brand and exploring opportunities to expand geographically as well as through strategic acquisitions.

Above all, we will distinguish our company from the competition by continuing to assemble the industry's most valuable base of intellectual capital. We will continue to build an infrastructure and compensation system that attracts, retains and rewards the most highly skilled and sought-after people in the industry. We will continue to demonstrate to them our ability to provide an exceptional career path. We will continue to create an atmosphere that promotes open and honest dialogue, such as our commitment to Sarbanes-Oxley, our employee hotline and our website that encourages a 360-degree concern for our company. In everything we do, we will endeavor to endow the FTI name with a reputation that provides entrée to and recognition in any boardroom, executive committee or business school campus in the United States and beyond.

Achieving these goals will, in turn, help us establish a pattern for steady, predictable results in revenues, earnings and especially cash flow. We are still young in our evolution as a public company, and we see a bright future ahead. We have the raw materials, the vision and the expert craftsmen to continue sculpting a world-class organization. We are grateful for the support we've received from our people, our clients and our shareholders. We believe our potential as a company is as great as the effort we make to fulfill it. We hope you will join us in making that effort a successful one.

Yours truly,

Jack B. Dunn, IV
President and Chief Executive Officer

Dennis J. Shaughnessy
Chairman of the Board

Dominic DiNapoli
Executive Vice President and Chief Operating Officer

March 18, 2005

Shaping our business through **diversification** and **growth**

Distinguishing our work through **integration** and **client relationships**

Achieving with our people through **committed leadership** and **exceptional talent**

Shaping **our business** through **diversification** and **growth**

FTI is building unprecedented strength in the financial consulting marketplace. Acquisitions over the past several years are transforming the company from a boutique firm into a consulting powerhouse. The year 2004 was marked by rapid consolidation of previous acquisitions as well as the continued strengthening of specialized areas to create a comprehensive range of service offerings that is unparalleled in the industry.

FTI's business, which is built on the three pillars of Corporate Finance/Restructuring, Forensic and Litigation Consulting, and Economic Consulting, is poised for tremendous growth in the years ahead as the combined force of its capabilities is brought to bear in the marketplace. Following are a few examples of changes in 2004 that are strengthening the business.



Corporate Finance/ Restructuring

The Corporate Finance/ Restructuring practice has undergone dramatic changes in the past 18 months. Its traditional focus on the restructuring business has been substantially widened to include the full array of corporate financial services that the market is demanding, including transaction advisory services, interim management, investment banking and creditors rights. With specializations that include strategy, operations, valuation and tax as well as the fields of energy, health care and telecommunications, the practice is positioned as the market leader and expects strong future growth.

Forensic and Litigation Consulting

The Forensic and Litigation Consulting practice has built the industry's best and most complete range of services for assisting clients with complex financial matters throughout the dispute, investigation and litigation lifecyles. The practice is an innovator in the use of technology-enabled solutions, including electronic discovery. The strengthening of its national footprint, with offices covering all major U.S. markets, is fueling the growth of the practice as it provides greater capabilities to more clients in more places.

The practice continues to benefit from Sarbanes-Oxley as the need for independent sources of forensic and accounting expertise grows.

Economic Consulting

FTI's Economic Consulting practice, created in large part from the acquisition of Lexecon in 2003, is providing the high-level economic expertise that the market demands in matters such as antitrust, mergers and acquisitions, litigation and damages analysis. Staffed with some of the world's most renowned economists and thought leaders, the practice adds incomparable analytic depth to FTI's business mix. Growth in this practice is being fueled by major structural changes in the marketplace as well as the development of new capabilities in nonlitigation-related management consulting, including market research, transfer pricing and asset optimization.

Investment banking subsidiary now operating as FTI Capital Advisors, LLC

FTI Merger & Acquisition Advisors, LLC, changed its name to FTI Capital Advisors, LLC, in July 2004 to reflect its broadened and growing capabilities. Strengthened in 2004 through the addition of top industry talent, the group advises on debt and equity private placements, provides sell-side and buy-side acquisition advisory services and delivers fairness opinions and valuation services to clients around the globe.

Interim management group strengthened and operating as FTI Palladium Partners

While many interim management firms shift focus away from their core business, FTI united market-leading talent in a single, dedicated interim management practice under the name FTI Palladium Partners in November 2004. Palladium, a precious element used as a catalyst, represents preservation, integrity and protection. These are the principles behind the group's work to successfully sustain, safeguard and energize companies.

Forensic and Litigation Consulting practice implements new go-to-market strategy

An integration/strategy advisory team was convened in 2004 to harness the collective power of the Forensic and Litigation Consulting practice and position it at the top of its market space. The resulting go-to-market strategy unveiled in late 2004 creates market-focused teams in three specific areas: geographic markets, national products, and key accounts.

Electronic Evidence group enhances discovery and review capabilities with cutting-edge software

FTI's Electronic Evidence Consulting group bolstered its market-leading position in 2004 through an agreement with Attenex Corporation to provide services using its cutting-edge software, Attenex® Patterns®, for managing electronic evidence on a single, streamlined platform.

FTI announces new company-wide vision and mission

To continue building unity and cohesion among its nationwide and international cadre of professionals, FTI announced its new vision statement in September 2004: To be the world's leading firm that organizations rely on when confronting critical issues that shape their future. A five-pronged mission was also unveiled (see page 7), energizing all areas of the business around common goals.

Economic Consulting practice expands its service offering

Economic Consulting practice added a Corporate Economic Consulting arm to assist its corporate clients on making internal business decisions. This practice will focus in areas such as new product market entry strategies, pricing of new product offerings, asset and product portfolio optimization, benchmarking, transfer pricing, and the development of decision-making models.

Corporate Finance/Restructuring

Turnaround and restructuring
Interim management
Creditor advisory
Transaction advisory services
Investment banking

Forensic and Litigation Consulting

Financial investigations and forensic accounting
Dispute consulting
Trustee services/Business monitoring
Electronic evidence consulting
Expert Testimony
Technology solutions
Trial communications and graphics/ Trial technology/Jury consulting

Economic Consulting

Litigation and damages analysis
Antitrust
Bank support
Board advisory
Public policy
Regulated industries
Securities
Valuation

Distinguishing our work through integration and client relationships

FTI's diverse array of world-class services offered in locations throughout the United States and beyond has quickly become an important competitive advantage. Yet what makes FTI truly unique is our ability to pool talent across disciplines and geographies to meet the demands of any client situation. As the complexity of financial challenges in the marketplace grows, FTI can draw upon the expertise of hundreds of professionals with backgrounds and experiences in order to form powerful problem-solving teams. This integrated, multidisciplinary approach is based on our firm belief that the right combination of people and experience can guide clients through their most difficult issues. By delivering the right talent at the right time, FTI is earning the trust of its clients and building the reputation and relationships that will fuel our growth and success in the future. Following are just a few examples of FTI successes in 2004.



9/11 World Trade Center insurance coverage trial

FTI worked with the law firm Simpson Thacher & Bartlett on behalf of Swiss Re, which provided approximately one quarter of the $3.55 billion property insurance program for the World Trade Center on 9/11–by far the largest share among the 24 World Trade Center insurers. The client had to convince a Manhattan jury that Swiss Re agreed to a policy form prior to 9/11 that defined "occurrence" in such a way that Swiss Re's liability was capped at a single policy limit, and not the double recovery World Trade Center leaseholder, Larry Silverstein, sought based on his two occurrence argument. A powerful, cross-functional team of 16 FTI professionals provided graphics, communication consulting and trial technology services for this high-stakes trial. On May 3, 2004, a unanimous jury found for Swiss Re, limiting its liability to a single policy limit.

Interstate Bakeries bankruptcy

The Creditor Rights group of FTI's Corporate Finance/Restructuring practice was retained by Interstate Bakeries' official creditors committee. Interstate Bakeries, the largest U.S. wholesale baker and distributor of fresh baked bread and sweet goods, including Wonder Bread and Twinkies, filed for bankruptcy in September 2004.

Global Crossing accounting questions

Global Crossing, a high-speed communications provider that filed for bankruptcy in 2002, engaged FTI to provide independent advice on complex accounting matters as it took steps to regain compliance with SEC reporting and NASDAQ listing requirements in the fall of 2004. FTI's NASDAQ expertise and accounting experts in the Forensic and Litigation Consulting practice assisted the company in their compliance and SEC filing requirements.

TTX Company: The reauthorization of a rail car provider

Lexecon economists were retained by the law firm Covington & Burling to assist TTX Company, provider and manager of rail cars to the North American rail industry with their application for reauthorization before the Surface Transportation Board (STB). Through its economic analysis, Lexecon proved that TTX was not anticompetitive, and the STB reauthorized the company for 10 years, representing an important industry decision.

BridgeCom/Broadview merger – excellence in telecom investment banking

On January 14, 2005, Broadview Networks Holdings, Inc. and BridgeCom Holdings, Inc. signed a definitive agreement for a merger. FTI Capital Advisors, LLC, served as financial advisor to Broadview, assisted by the Telecom group of FTI Consulting. The combined entity, which will operate under the Broadview name, serves tens of thousands of small and medium-sized businesses across a footprint of seven northeastern states.

FTI assists a premier investment bank with due diligence services

Our Transaction Advisory Services group was engaged by a premier Wall Street investment bank to perform financial, accounting and valuation due diligence services related to the investment bank's successful acquisition of the equity interests in twelve power plants and a natural gas pipeline from National Energy & Gas Transmission, Inc. for approximately $650 million.

Clients

Law firms
Banks
Creditors
Debtors
State governments
Bankrupt enterprises
Media conglomerates
Insurance companies
Telecommunications providers
Health care organizations
Municipalities
Internet companies
Energy companies
Transportation companies
Manufacturers
Retailers
Aerospace companies
Cruise lines
Automobile manufacturers
Federal government entities
Food services companies
High-tech companies
Sports franchises

Achieving with our people through **committed leadership** and **exceptional talent**

At FTI our business is our people. We are committed to attracting the best talent, investing in their development and providing a supportive, open and rewarding environment that breeds teamwork, communication and loyalty. Our model is already working. In addition to the outstanding people who have been part of our organization for years and who have joined through our many recent acquisitions, individuals at the forefront of their professions are choosing to join the FTI team and build an exciting future with us. Highlighted below are just a few of the high-caliber professionals who came on board in 2004 as well as a couple of notable achievements by others.



President Bush appoints Lexecon economist to antitrust commission

Dennis Carlton of FTI's Economic Consulting practice was named by President George W. Bush to serve on the Antitrust Modernization Commission. The 12-member bipartisan commission was created by Congress to evaluate the current operation of the nation's antitrust laws and enforcement and determine whether there is a need to modernize them. This is the first antitrust commission established by Congress since 1938.

Lexecon economist trains staff of new Indonesian competition authority

Colleen Loughlin of FTI's Economic Consulting practice traveled to Jakarta, Indonesia, to assist in training the staff of Indonesia's new competition authority, the KPPU. Loughlin led workshops to instruct the commission staff on incorporating analytical methods into their analysis in enforcing Indonesia's competition law. The workshops were conducted along with present and former members of the staff of the U.S. Federal Trade Commission.

Former CEO joins FTI's Forensic and Litigation Consulting practice

Mark R. Kindy, formerly chief executive officer of LexisNexis Applied Discovery, a leading provider of electronic discovery services to the legal industry, joined the New York office of FTI's Forensic and Litigation Consulting practice. He has more than 20 years of strategy, operations, financial and consulting experience and proven mastery of important technology consulting issues.

Senior officials from the Homeland Security Department join FTI

Two former top officials from the U.S. Department of Homeland Security (DHS) joined the Forensic and Litigation Consulting practice in Washington, D.C., to leverage FTI's capabilities in forensic accounting, fraud, money laundering investigations and electronic discovery in the fight against terrorism.

Michael T. Dougherty served in the number two post at DHS as director of operations for Immigration and Customs Enforcement (ICE), managing traditional law enforcement missions and counterterrorism programs.

Lucy Clark served as the general counsel for DHS with responsibility for establishing and supervising the agency's legal and regulatory framework and integrating the department's 22 component agencies.

Transaction Advisory Services group launched with the addition of two industry-leading professionals

Two of the industry's most experienced professionals joined the New York office of FTI's Corporate Finance/Restructuring practice, launching its national Transaction Advisory Services group.

Patrick J. Donoghue has advised multinational corporations, private equity investors and financial institutions on mergers and acquisitions, leveraged buyouts and various securities offerings. Formerly of Standard & Poor's, he has led transaction services for some of the industry's highest profile deals.

Anuj Bahal has significant advisory experience in mergers and acquisitions, financial opinions and all aspects of financial and operating transaction due diligence. Also formerly of Standard & Poor's, he has led or co-led transaction advisory services on more than 50 transactions with an aggregate value in excess of $45 billion.

Creditor Rights group becomes leader with addition of top-notch industry talent

Three national leaders in creditor rights joined FTI's Corporate Finance/Restructuring practice as part of its Creditor Rights team in New York. All three joined FTI from the Creditor Rights practice of Ernst & Young Corporate Finance LLC.

Michael Eisenband, who leads the group, is renowned nationally as an industry leader in providing restructuring services to creditor committees.

Steven D. Simms has advised creditor groups, companies and lenders on all aspects of corporate restructurings, mergers, acquisitions, valuation, strategic business planning and debt and equity financings.

Samuel E. Star specializes in services to creditors in Chapter 11 and out-of-court workout situations. He is a leader in advising all types of creditor constituencies in both large and small cases.

FTI Capital Advisors, LLC, assembles high-caliber investment banking team

Jeffrey Manning, based in Washington, D.C., has more than 20 years of transaction-related experience, including investment banking, loan workout, operating restructuring, value investing, bankruptcy advising and loan trading. He has worked extensively on distressed investment and private placement opportunities in the United States, Mexico, Canada, the United Kingdom and mainland Europe.

Howard Loewenberg, based in Washington, D.C., has more than 15 years of investment banking experience, spent almost entirely with Alex. Brown & Sons and its successors, Bankers Trust Corporation and Deutsche Bank Securities.

Robert M. Werle, based in Los Angeles, has nearly 20 years of investment banking experience, providing advisory and capital raising services to middle-market and large corporate clients.

Joseph C. Sherwood, based in Los Angeles, has more than 20 years of investment banking experience, providing advisory and capital raising services to middle-market clients in southern California.

Raymond J. Zale, based in Dallas, has nearly 20 years of investment banking experience in the restaurant, food manufacturing, food distribution and consumer food products industry segments.

FTI names Cooper to build Corporate Economic Consulting practice

Dr. Richard V. L Cooper, based in Chicago, is one the world's top transfer pricing specialists. Dr. Cooper joins FTI from Ernst & Young, where he built an economic advisory practice focusing on the retail and consumer products, telecommunications, utilities and pharmaceutical industries.

Expertise

Health care
Securities
Antitrust
Sarbanes-Oxley
Corporate governance
Worldwide bankruptcy
Homeland security
Intellectual property
SEC investigations
Telecommunications
Oil and gas
Transportation
Commercial services
Banking
Econometrics
Venture capital
Manufacturing
Technology
Hotel/entertainment
Organizational theory
Behavioral science
Media
Public utilities

Our Leaders

At the helm of FTI are the management team and board of directors. These distinguished leaders bring FTI and its shareholders unquestioned integrity, a wealth of experience and a tremendous amount of energy and enthusiasm.



FTI Management Team:
From left to right: **Dom DiNapoli,** Executive Vice President and Chief Operating Officer; **John Klick,** Economic Consulting segment leader; **Barry Kaufman,** Executive Vice President and Chief Risk Management Officer; **Roger Carlile,** Forensic and Litigation Consulting segment leader; **Ted Pincus,** Executive Vice President, Chief Financial Officer and Treasurer; and **DeLain Gray,** Corporate Finance/ Restructuring segment leader



FTI Board of Directors:
From left to right: **Peter O'Malley, Denis Callaghan, Jim Flick, Jack Dunn, Dennis Shaughnessy, Gerry Holthaus, Mark Berey, George Stamas**

Financial Table of Contents

Selected Financial Data

The selected financial data presented below for the periods or dates indicated are derived from our consolidated financial statements. The consolidated financial statements for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 were audited by Ernst & Young LLP. You should read the data below in conjunction with our consolidated financial statements, related notes and other financial information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report.

Acquisitions

Our results of operations and financial position were impacted by our acquisition activities. We acquired the following businesses in transactions accounted for as purchase business combinations.

- As of November 28, 2003, we acquired Lexecon, Inc.
- As of October 31, 2003, we acquired the dispute advisory services business of KPMG LLP.
- As of October 15, 2003, we acquired Ten Eyck Associates.
- As of January 2, 2002, we acquired Technology & Financial Consulting, Inc.
- As of August 30, 2002, we acquired the U.S. Business Recovery Services division of PricewaterhouseCoopers, LLP.

Amortization

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, we no longer amortize goodwill and intangible assets with indefinite useful lives, but we are required to test these assets for impairment at least annually.

Interest Expense, Net

For the year ended December 31, 2004, interest expense, net includes a $475,000 discount on a note receivable due from the owners of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005.

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other changes, Statement No. 145 rescinds Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and classified as an extraordinary item, net of the related tax effect. Statement No. 145 provides that gains and losses from extinguishments of debt should be classified as extraordinary items only if they are unusual or infrequent or they otherwise meet the criteria for classification as an extraordinary item, and observes that debt extinguishment transactions would seldom, if ever, result in extraordinary item classification of the resulting gains and losses. Accordingly, our losses on retirement of debt are included in interest expense for the years ended December 31, 2003 and 2000.

Discontinued Operations

In 2002, we committed to a plan to sell our applied sciences practice which we sold in 2003. Because we eliminated the operations and cash flows of the business components comprising the applied sciences practice from our ongoing operations as a result of the disposal transactions, and because we do not have any significant continuing involvement in the operations after the disposal transactions, we have presented the results of the applied sciences practice's operations as a discontinued operation for all periods.

Selected Financial Data

(in thousands, except per share data)	Year Ended December 31, 2004	2003	2002	2001	2000
Income Statement Data					
Revenues	**$427,005**	$375,695	$224,113	$122,317	$ 95,532
Direct cost of revenues	**234,970**	176,429	108,104	59,074	48,979
Selling, general and administrative expenses	**102,060**	78,701	51,647	33,085	23,920
Loss on abandoned facilities	**4,670**	—	—	—	—
Special termination charges	**—**	3,060	—	—	—
Amortization of other intangible assets	**6,836**	3,680	1,033	4,235	3,942
Operating income	**78,469**	113,825	63,329	25,923	18,691
Interest expense, net	**(6,086)**	(4,196)	(4,717)	(4,356)	(19,242)
Litigation settlement gains (losses), net	**1,672**	—	—	—	—
Income (loss) from continuing operations, before income tax provision	**74,055**	109,629	58,612	21,567	(551)
Income tax provision	**31,177**	44,838	23,704	8,621	184
Income (loss) from continuing operations	**42,878**	64,791	34,908	12,946	(735)
Income from operations of discontinued operations, net of income tax provision (benefit)	**—**	1,649	3,145	3,523	3,296
Loss from sale of discontinued operations, net of income tax provision (benefit)	**—**	(6,971)	(891)	—	—
(Loss) income from discontinued operations	**—**	(5,322)	2,254	3,523	3,296
Net income	**$ 42,878**	$ 59,469	$ 37,162	$ 16,469	$ 2,561
Earnings per common share—basic					
Income (loss) from continuing operations	**$ 1.02**	$ 1.58	$ 1.09	$ 0.48	$ (0.05)
Net income	**$ 1.02**	$ 1.45	$ 1.16	$ 0.61	$ 0.16
Earnings per common share—diluted					
Income (loss) from continuing operations	**$ 1.01**	$ 1.54	$ 1.02	$ 0.44	$ (0.04)
Net income	**$ 1.01**	$ 1.41	$ 1.09	$ 0.56	$ 0.14
Weighted average number of common shares outstanding					
Basic	**42,099**	40,925	32,031	26,762	15,918
Diluted	**42,512**	42,046	34,197	29,447	17,982
Balance Sheet Data					
Cash and cash equivalents	**$ 25,704**	$ 5,765	$ 9,906	$ 12,856	$ 3,235
Working capital	**60,241**	14,933	13,778	28,766	20,163
Total assets	**708,525**	660,565	430,531	159,098	149,246
Long-term debt, including current portion	**105,000**	121,250	97,833	28,166	60,500
Stockholders' equity	**496,154**	455,156	267,975	105,136	68,624

Revenues (millions)



440
330
220
110
0
2000 2001 2002 2003 2004

Operating Income (millions)



100
75
50
25
0
2000 2001 2002 2003 2004

Net Income (millions)



60
45
30
15
0
2000 2001 2002 2003 2004

Adjusted EBITDA (millions)



160
120
80
40
0
2000 2001 2002 2003 2004

Diluted Income Per Share from Continuing Operations (dollars)



1.6
1.2
0.8
0.4
0.0
2000 2001 2002 2003 2004

Market Capitalization (millions)



1,000
750
500
250
0
2000 2001 2002 2003 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview

The following is a discussion and analysis of our consolidated financial condition and results of operations for each of the three years in the period ended December 31, 2004 and significant factors that could affect our prospective financial condition and results of operations. You should read this discussion together with our consolidated financial statements and notes included elsewhere in this report. Historical results and any discussion of prospective results may not indicate our future performance. See "- Forward Looking Statements."

We are one of the largest providers of forensic and litigation consulting and technology, corporate finance/restructuring and economic consulting services in the United States. Within our forensic and litigation consulting and technology practice, we help clients assess complex financial transactions and reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of economic recoveries. We also provide asset tracing investigative services and expert witness services. Our litigation practice serves clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and the actual trial. We assist with refining issues in litigation and venue selection, and provide fraud investigation and securities litigation assistance. Our trial graphics and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court.

Our corporate finance/restructuring practice provides turnaround, performance improvement, lending solutions, financial and operational restructuring, restructuring advisory, mergers and acquisitions and interim management services. We assist under performing companies in making decisions to improve their financial and operational position given their current situation. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, such as rightsizing infrastructure, improving working capital management, selling non-core assets or business units, restructuring capital and borrowings, and assessing long-term viability and business strategy. We also lead and manage the financial aspects of the in-court restructuring process, such as assessing the impact of a bankruptcy filing on the client's financial and operational situation, planning for the smooth transition in and out of bankruptcy, facilitating the sale of assets and assisting to arrange debtor-in-possession financing. Through our corporate finance services, we can help financially distressed companies implement their plans by providing interim management teams. Our corporate finance/restructuring practice provides services throughout the United States and in the United Kingdom.

Within our economic consulting practice, we provide our clients with analyses of complex economic issues for use in legal and regulatory proceedings, strategic decision-making and public policy debates. Our services include providing advice and testimony related to:

- antitrust and competition issues that arise in the context of potential mergers and acquisitions;
- other antitrust issues, including alleged price fixing, cartels and other forms of exclusionary behavior;
- the application of modern finance theory to issues arising in securities litigation; and
- public policy studies on behalf of companies, trade associations and governmental agencies.

All of our practices have experience providing testimony in the following areas: fraud, damages, lost profits, valuation, accountant's liability and malpractice, contract disputes, patent infringement, price fixing, purchase price disputes, solvency and insolvency, fraudulent conveyance, preferences, disclosure statements, trademark and copyright infringement and the financial impact of government regulations.

Recent Events Affecting Our Operations

During the first quarter of 2004, we announced the unanticipated departure of a number of senior professionals in our corporate finance/restructuring practice. Some or all of those professionals have formed a company to compete with us. In addition, some of our clients with engagements on-going at that time transferred these engagements to those former employees and their company. These clients requested refunds of their retainer balances, which negatively impacted our cash flows during the early part of 2004.

In July 2004, we entered into a new lease agreement for office space in New York City. The lease expires in November 2021. In accordance with the lease terms, we received a cash inducement of $8.1 million which we have classified as deferred rent in our balance sheet. We are amortizing the cash inducement over the life of the lease as a reduction to the cash rent expense. During the fourth quarter of 2004, we consolidated our New York City and one of our Saddle Brook, New Jersey offices and relocated our employees into the new space. As a result of this decision, we vacated our leased office facilities prior to the lease termination dates. During the fourth quarter of 2004, we recorded a loss of $4.7 million related to the abandoned facilities.

Transactions and Developments after December 31, 2004

In February 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. Ringtail is a leading global developer of litigation support and knowledge management technologies for law firms. The assets we acquired include software products and technologies and intellectual property. Ringtail has developed a suite of integrated software modules to manage the information and workflow in complex legal cases. We paid $35.0 million for the acquisition, consisting of $20.0 million paid in cash and $15.0 million paid in shares of our common stock. We financed the cash portion of the purchase price with cash on hand and borrowings under our revolving credit facility. We may be required to pay the sellers additional annual consideration based upon post-acquisition revenues for each of the years from 2005 through 2007. The earnout consideration may be up to $2.5 million per year and may be paid in cash, shares of our common stock or a combination of both. We granted the sellers contractual protection against a decline in the value of the purchase price and any earnout payment made in shares of our common stock. If on the first anniversary date of any issuance of purchase price or earnout shares, the market price of our common stock has not increased by at least 10%, we have agreed to make an additional cash payment to the sellers equal to the deficiency.

Financial and Operating Overview

We derive substantially all of our revenue from providing professional services to our clients in the United States. Over the past several years the growth in our revenues and profitability has resulted primarily from the acquisitions we have completed and also from our ability to attract new and recurring engagements.

Most of our services are rendered under time-and-expense arrangements that require the client to pay us a fee for the hours that we incur at agreed-upon rates. Under this arrangement we also bill our clients for reimbursable expenses which may include the cost of the production of our work products and other direct expenses that we incur on behalf of the client, such as travel costs and materials that we purchase to produce presentations for courtroom proceedings. We also have performance-based engagements in which we earn a success fee when and if certain predefined outcomes occur. This type of success fee may supplement a time-and-expense arrangement. Success fee revenues may cause significant variations in our revenues and operating results due to the timing of achieving the performance-based criteria.

During the year ended December 31, 2004, our revenues increased $51.3 million, or 13.7%, as compared to the year ended December 31, 2003. Revenues increased by 73.3% in our forensic and litigation and technology practice and by 397.5% in our economic consulting practice. This growth was almost entirely due to the acquisitions we completed during the fourth quarter of 2003 and to a lesser extent from internal growth. Although total revenues increased, the reduced volume of new business in the restructuring market and the unanticipated departure of a number of billable professional staff in our corporate finance/restructuring practice resulted in a 36.4% decrease in revenues from those services during 2004 as compared to 2003. In August 2002, we acquired the Business Recovery Services division of PricewaterhouseCoopers, LLP. This acquisition accounted for the majority of the increase in our revenues and profitability for 2003 as compared to 2002. See "-Results of Continuing Operations" for a more detailed discussion and analysis of our financial results.

Our financial results are primarily driven by:

- the utilization rates of the billable professionals we employ;
- the number of billable professionals we employ;
- the rates per hour we charge our clients for service; and
- the number and size of engagements we secure.

Utilization Rates of Billable Professionals

	Year Ended December 31,		Percent Change
	2004	2003	
Forensic and Litigation Consulting and Technology	74%	70%	5.7 %
Corporate Finance/Restructuring	82%	91%	(9.9)%
Economic Consulting	78%	82%	(4.9)%
Total	77%	83%	(7.2)%

We calculate the utilization rate for our professional staff by dividing the number of hours that all of our professionals worked on client assignments during a period by the total available working hours for all of our professionals, assuming a 40-hour work week and a 52-week year. Available working hours include vacation and professional training days, but exclude holidays. Utilization of our professionals is affected by a number of factors, including:

- the number, size and timing of client engagements;
- the hiring of new professionals, which generally results in a temporary drop in our utilization rate during the transition period for new hires;
- our ability to forecast demand for our services and thereby maintain an appropriate level of professionals; and
- conditions affecting the industries in which we practice as well as general economic conditions.

During the year ended December 31, 2004, we experienced a decrease in our overall utilization rate as compared to the year ended December 31, 2003. This is primarily attributable to a change in economic conditions, the unanticipated departures of some of our professionals and the acquisitions we completed in 2003.

During the first half of 2003, utilization rates were high and our financial performance was strong across all practice areas. However, during the third quarter of 2003, demand for our corporate finance/restructuring services began to decline, primarily resulting from a strengthening economy coupled with a decline in the volume of new business in the restructuring market. As a result of economic conditions, utilization rates decreased in our corporate finance/restructuring practice during 2003. The unanticipated departures of professionals from this practice area during the first quarter of 2004 resulted in a further reduction to utilization rates beginning in 2004, since these professionals were highly utilized. Beginning in late 2003, we began to mitigate the impact of declining utilization rates by reassigning our corporate finance/restructuring professionals to other practice areas where demand was higher. We also began to more closely manage our professional staffing levels to optimize our utilization rates. We believe we successfully implemented our business strategy as evidenced by the stabilization of the utilization rates generated by this practice area.

During the year ended December 31, 2004, the utilization rate in our forensic and litigation consulting and technology practice was higher than for the same period of 2003. This is primarily attributable to the dispute advisory services business of KPMG that we acquired in the fourth quarter of 2003. The overall utilization rate of these professionals was much lower than we anticipated for the first few months after completion of the acquisition. This had a negative impact on the overall utilization rate of this practice late in 2003 and early in 2004. However, utilization rates improved beginning late in the first quarter of 2004, resulting in a higher utilization rate in 2004 as compared to 2003. The utilization rate in this practice is highly impacted by seasonal factors such as the vacation of our staff as well as client personnel. This typically results in lower utilization rates during the summer months of the third quarter and during the holiday season in the fourth quarter.

The economic consulting practice predominately reflects the results of the Lexecon business we acquired in the fourth quarter of 2003. Prior to the Lexecon acquisition, our economic consulting practice was relatively small and the utilization rates in 2003 primarily reflect the impact of several large engagements that were ongoing at that time.

Number of Billable Professionals

	December 31, 2004		December 31, 2003		
	Headcount	%of Total	Headcount	%of Total	Percent Change
Forensic and Litigation Consulting and Technology	**357**	**47.9%**	343	41.5%	4.1%
Corporate Finance/Restructuring	**243**	**32.6%**	305	36.9%	(20.3)%
Economic Consulting	**145**	**19.5%**	179	21.6%	(19.0)%
Total	**745**	**100.0%**	827	100.0%	(9.9)%

The number of billable employees decreased from December 31, 2003 to December 31, 2004 largely due to the decrease in demand for our corporate finance/restructuring services. In addition, during the first quarter of 2004, about 60 of our professionals departed from our former FTI/Policano & Manzo corporate finance/restructuring practice. During the first quarter of 2004, about 35 employees were reorganized from the economic consulting practice to the forensic and litigation and technology practice, resulting in a decrease in headcount in that practice area.

Average Billable Rate per Hour

	Year Ended December 31,		Percent
	2004	2003	Change
Forensic and Litigation Consulting and Technology	**$284**	$273	4.0%
Corporate Finance/Restructuring	**441**	408	8.1%
Economic Consulting	**374**	291	28.5%
Total	**354**	363	(2.5)%

We calculate average billable rate per hour by dividing employee revenues for the period, excluding outside consultant and reimbursable revenues, by the number of hours worked on client assignments during the same period. Average hourly billable rates are affected by a number of factors, including:

- our clients' perception of our ability to add value through the services we provide;
- the market demand for our services;
- introduction of new services by our competitors;
- the pricing policies of our competitors; and
- general economic conditions.

Our average billable rate per hour increased across all practice areas from December 31, 2003 to December 31, 2004. The improvement in average billable rates by practice area is the result of several factors, including:

- planned bill rate increases implemented throughout our corporate finance/restructuring practice during the second quarter of 2004, and as a result of promotions during the third quarter of 2004;
- a change in the mix of billable professionals in our corporate finance/restructuring practice, which resulted in an increasing percentage of our professional employees being billable at higher rates; and
- an increase in the billable rates in our economic practice attributable to the Lexecon acquisition.

Although average billable rates increased across all of our practice areas during 2004 as compared to 2003, the total company average billable rate decreased. This decrease is due to a larger percentage of our business being generated in 2004 by the forensic and litigation consulting and technology practice which has lower billable rates than our corporate finance/restructuring practice. In 2003, our corporate finance/restructuring practice accounted for 68.0% of our consolidated revenues, while in 2004, our corporate finance/restructuring practice accounted for 38.1% of our consolidated revenues. At the same time, the percentage of consolidated revenues generated by our forensic and litigation consulting and technology practice increased from 27.4% during 2003 to 41.8% during 2004.

Segment Profits.

(dollars in thousands)	Year Ended December 31, 2004		Year Ended December 31, 2003		
	Segment Profits	% of Segment Revenues	Segment Profits	% of Segment Revenues	Percent Change
Forensic and Litigation Consulting and Technology	**$50,556**	**28.3%**	N/A	N/A	N/A
Corporate Finance/Restructuring	**50,714**	**31.2%**	N/A	N/A	N/A
Economic Consulting	**19,333**	**22.5%**	N/A	N/A	N/A
Corporate	**(26,185)**	**N/A**	$(18,720)	N/A	39.9%
Total	**$94,418**	**22.1%**	$123,537	32.9%	(23.6)%

N/A - Not available

In 2003, we did not operate our business practices as segments. Accordingly, we did not report results of operations by segment. The table above presents segment profits for the year ended December 31, 2004. We evaluate the performance of these segments based on operating income before depreciation, amortization and corporate general and administrative expenses. Segment profit consists of the revenues generated by that segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate costs include costs related to other centrally managed administrative costs. These administrative costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development functions, as well as costs related to overall corporate management.

Total segment profits decreased during the year ended December 31, 2004 as compared to the comparable period of 2003. This decrease was driven by several factors, including the following:

- the decrease in demand for our corporate finance/restructuring related services, which began late in the third quarter of 2003;
- the unanticipated departure during the first quarter of 2004 of a number of billable professional staff in our corporate finance/restructuring practice that operated at high utilization rates;
- lower utilization rates generated by the businesses we acquired in late 2003 relative to our historical experience;
- lower gross profit margins generated by our recently acquired businesses, particularly Lexecon, an economic consulting business that operates in a competitive environment that typically generates lower gross margins than those experienced by our financial and litigation and technology consulting and our corporate finance/restructuring practices;
- the increased investment in practice-area expansion, including sign-on and direct compensation for several senior-level professionals;
- a $4.7 million loss on abandoned facilities recorded in our corporate segment during 2004 related to the relocation and consolidation of our New York City and one of our Saddle Brook, New Jersey offices; and
- an increase in corporate overhead expenses driven largely by increased staffing and consulting costs to support our growing organization, to address the requirements of the Sarbanes-Oxley Act and to further strengthen our corporate governance activities.

During 2004, we addressed the decrease in demand for our services through the voluntary and involuntary turnover of our professionals as well as through reassignments of professionals to other practice areas. Our efforts were successful in neutralizing the impact of decreased demand for our services. Any decrease in revenues without a corresponding reduction in our costs would harm our profitability.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, goodwill, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our services are primarily rendered under arrangements that require the client to pay us on a time-and-expense basis. We recognize revenues for our professional services rendered under time-and-expense engagements based on the hours incurred at agreed upon rates as work is performed. We recognize revenue from reimbursable expenses in the period in which the expense is incurred. The basis for our policy is the fact that we normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the engagement and at our agreed-upon hourly rates. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter or upon the achievement of performance-based criteria. We recognize revenues for these arrangements when all the performance-based criteria are met and collection of the fee is reasonably assured.

Revenues recognized but not yet billed to clients are recorded at net realizable value as unbilled receivables in the accompanying consolidated balance sheets. Billings in excess of services provided represent amounts billed to clients, such as retainers, in advance of work being performed.

Some clients pay us retainers before we begin any work for them. We hold retainers on deposit until we have completed the work. We apply these retainers to final billings and refund any excess over the final amount billed to clients, as appropriate, upon our completion of the work. If the client is in bankruptcy, fees for our professional services may be subject to approval by the court. In some cases, a portion of the fees to be paid to us by a client is required by a court to be held until completion of our work. We make a determination whether to record all or a portion of such a holdback as revenue prior to collection on a case-by-case basis.

Allowance for Doubtful Accounts and Unbilled Services

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to pay our fees or for disputes that affect our ability to fully collect our billed accounts receivable as well as potential fee reductions or refunds imposed by bankruptcy courts. Even if a bankruptcy court approves of our services, it has the discretion to require us to refund all or a portion of our fees due to the outcome of the case or a variety of other factors. We estimate the allowance for these risks by reviewing the status of all accounts and recording reserves based on our experiences in these cases and historical bad debt expense. However, our actual experience may vary significantly from our estimates. If the financial condition of our clients were to deteriorate, resulting in their inability to pay our fees, or the bankruptcy courts require us to refund certain fees, we may need to record additional allowances or write-offs in future periods. This risk is mitigated to the extent that we may receive retainers from some of our clients prior to performing significant services.

The provision for doubtful accounts and unbilled services is recorded as a reduction to revenues to the extent the provision relates to fee adjustments, estimates of refunds that may be imposed by bankruptcy courts and other discretionary pricing adjustments. To the extent the provision relates to a client's inability to make required payments, the provision is recorded as bad debt expense which we classify within selling, general and administrative expense.

Goodwill and Other Intangible Assets

As of December 31, 2004, goodwill and the other intangible assets represented 73.2% of our total assets. The majority of our goodwill and other intangible assets was generated from acquisitions we completed during 2002 and the fourth quarter of 2003. Other intangible assets include tradenames, customer relationships, contract backlog, non-competition agreements and intellectual property. We make at least annual impairment assessments of our goodwill and intangible assets in accordance with our stated accounting policy. In making these impairment assessments, we must make subjective judgments regarding estimated future cash flows and other factors to determine the fair value of the reporting units of our business that are associated with these assets. It is possible that these judgments may change over time as market conditions or our strategies change, and these changes may cause us to record impairment charges to adjust our goodwill and other intangible assets to their estimated implied fair value or net realizable value.

Income Taxes

Our income tax provision consists principally of federal and state income taxes. Our estimated combined federal and state income tax rate for 2004 is 42.1%. We generated income in a significant number of states located throughout the United States. Our effective income tax rate may fluctuate due to a change in the mix of earnings between higher and lower state tax jurisdictions and the impact of nondeductible expenses. Additionally, we record deferred tax assets and liabilities using the liability method of accounting which requires us to measure these assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We have not recorded a valuation allowance on our deferred tax assets as we believe the recorded amounts are more likely than not to be realized. If the assumptions used in preparing our income tax provision differ from those used in the preparation of our income tax return, we may experience a change in our effective income tax rate for the year.

Significant New Accounting Pronouncements

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," we currently account for share-based payments to employees using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25. As such, we generally do not recognize compensation cost related to employee stock options. In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R), "Share-Based Payment," which is a revision of Statement No. 123. Statement No. 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. Upon adoption of Statement 123(R) on July 1, 2005, pro forma disclosure will no longer be an alternative to financial statement recognition. Accordingly, the adoption of the fair-value method prescribed by Statement No. 123(R) will have a significant impact on our results of operations, although it will not have an impact on our overall financial position. The impact of adopting Statement No. 123(R) can not be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement No. 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement No. 123 as described in note 1 to our consolidated financial statements. Statement No. 123(R) also requires the benefit related to income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting principles. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. Had we adopted this statement in prior periods using the valuation method and assumptions applied in our pro forma disclosures, we would have reduced our net operating cash flows and increased our net financing cash flows by $2.2 million during 2004, $11.6 million during 2003 and $12.8 million during 2002. When Statement No. 123(R) is adopted, we may elect to change our valuation method or assumptions. Such changes could have an impact on the amount of stock-based compensation we record.

Results of Continuing Operations

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

Revenues

(dollars in thousands)	Year Ended December 31, 2004		Year Ended December 31, 2003		
	Revenues	% of Total	Revenues	% of Total	Percent Change
Forensic and Litigation Consulting and Technology	**$178,650**	**41.8%**	$103,101	27.4%	73.3%
Corporate Finance/Restructuring	**162,495**	**38.1%**	255,336	68.0%	(36.4)%
Economic Consulting	**85,860**	**20.1%**	17,258	4.6%	397.5%
Total	**$427,005**	**100.0%**	$375,695	100.0%	13.7%

Revenues from continuing operations increased during the year ended December 31, 2004 as compared to the comparable period of 2003. This increase is primarily attributable to the acquisitions we completed during the fourth quarter of 2003 offset by the decrease in demand for our corporate finance/restructuring services, which began during the third quarter of 2003, as well as the unanticipated departure of professionals from this practice during the first quarter of 2004. The acquisitions of Ten Eyck and the dispute advisory services business from KPMG accounted for about $67.8 million of the $75.5 million increase in revenues from our forensic and litigation consulting and technology group. The remainder of the increase in revenues from our forensic and litigation consulting and technology group is primarily attributable to growth in our trial consulting business.

The acquisition of Lexecon accounted for substantially all of the increase in revenues related to our economic consulting practice.

Our corporate finance/restructuring practice accounted for 68.0% of our revenues during year ended December 31, 2003 as compared to 38.1% during the year ended December 31, 2004. Late in the third quarter of 2003, we began to experience a decrease in demand for our corporate finance/restructuring related services, which has negatively impacted our revenues from that segment. The departure of a number of our billable professionals in the corporate finance/restructuring practice during the first quarter of 2004 also contributed to the decrease in revenues from that segment. Because this practice generates the highest billable rate per hour, the decrease in revenues attributable to this segment has largely impacted our overall revenue growth. Revenues attributable to this practice stabilized beginning in the second quarter of 2004 after decreasing significantly from the fourth quarter of 2003 to the first quarter of 2004.

Direct Cost of Revenues

(dollars in thousands)	Year Ended December 31, 2004		Year Ended December 31, 2003		
	Cost of Revenues	% of Segment Revenues	Cost of Revenues	% of Segment Revenues	Percent Change
Forensic and Litigation and Technology Consulting	$ 95,473	53.4%	$ 57,256	55.5%	66.7%
Corporate Finance/Restructuring	84,877	52.2%	108,826	42.6%	(22.0)%
Economic Consulting	54,620	63.6%	10,347	60.0%	427.9%
Total	$234,970	55.0%	$176,429	47.0%	33.2%

Our direct cost of revenues consists primarily of employee compensation and related payroll benefits, including the amortization of signing bonuses given in the form of forgivable loans, the cost of outside consultants that we retain to supplement our professional staff, reimbursable expenses, including travel and out-of-pocket expenses incurred in connection with an engagement, and other related expenses billable to clients. Direct cost of revenues increased as a percentage of revenues in both our corporate finance/restructuring and economic consulting segments primarily due to lower utilization rates experienced by those practices during the year ended December 31, 2004 as compared to the same period in 2003. This resulted from revenues growing at a slower pace than direct costs. In addition:

- The number of billable professionals in our corporate finance/restructuring practice decreased by 20.3%, from 305 to 243, resulting in a decrease in direct costs in that practice. The unanticipated departure of some of our professionals in this practice during the first quarter of 2004 accounts for the majority of the decrease. This contributed to the increase in direct costs as a percentage of revenues in that practice, primarily because these professionals generally operated at higher utilization rates and higher billable rates than our other professionals.
- The acquisition of Lexecon, which operates at a lower gross margin than our other operating segments, contributed to the increase in our economic consulting practice.
- During 2004, we paid $10.6 million in signing bonuses to attract and retain highly-skilled professionals. These signing bonuses were granted in the form of forgivable loans that we are amortizing over periods of one to five years. These signing bonuses increased direct costs during 2004 as compared to 2003 by $0.8 million in the forensic and litigation consulting and technology, $1.4 million in the corporate finance practice and $0.4 million in the economic practice.

Direct cost of revenues as a percentage of revenues for the forensic and litigation consulting and technology practice decreased slightly during 2004 as compared to 2003. This is primarily due to an improvement in utilization rates which resulted in revenues growing at a faster pace than direct costs.

Selling, General and Administrative Expense

(dollars in thousands)	Year Ended December 31, 2004		Year Ended December 31, 2003		
	SG & A	% of Segment Revenues	SG & A	% of Segment Revenues	Percent Change
Forensic and Litigation Consulting and Technology	$ 36,175	20.2%	N/A	N/A	N/A
Corporate Finance/Restructuring	28,512	17.5%	N/A	N/A	N/A
Economic Consulting	12,839	15.0%	N/A	N/A	N/A
Corporate	24,534	N/A	$17,632	N/A	39.1%
Total	$102,060	23.9%	$78,701	20.9%	29.7%

N/A - Not available

Selling, general and administrative expenses consist primarily of salaries and benefits paid to sales and corporate office staff, rent, marketing, corporate overhead expenses, bad debt expense and depreciation and amortization of property and equipment. Segment selling, general and administrative costs includes those expenses that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate selling, general and administrative costs include costs related to other centrally managed administrative costs. These administrative costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development functions, as well as costs related to overall corporate management. Selling, general and administrative expense increased as a percentage of our total revenues for the year ended December 31, 2004 as compared to the same period in 2003. This increase is largely attributable to increased personnel, facilities and general corporate expenses associated with the businesses we acquired in late 2003. The number of non-billable employees increased by 12.4%, from 258 at December 31, 2003 to 290 at December 31, 2004.

The increase in corporate overhead expenses is primarily related to increased back-office staffing and related costs to support our growing organization. In addition, corporate staffing and consulting costs have increased to address the requirements of the Sarbanes-Oxley Act and to further strengthen our corporate governance activities. In particular, beginning in late 2003 we began expanding our internal legal and audit departments and enhanced our regulatory reporting functions.

Bad debt expense increased as a percentage of revenues from 1.4% for the year ended December 31, 2003 to 1.7% for the year ended December 31, 2004. This increase accounted for $2.0 million of the increase in our total selling, general and administrative expenses. The majority of this increase, or $1.6 million, is attributable to our acquired operations. The remaining increase is primarily attributable to our corporate finance practice. The days sales outstanding related to our corporate finance practice more than doubled, from just under 30 days to just under 60 days. As a result of the unanticipated departure of professionals during the first quarter of 2004, we returned a large volume of retainers to clients we lost. This resulted in an increase in days sales outstanding, as the remaining part of this practice does not generally obtain large retainers in advance of performing work.

Depreciation and amortization of property and equipment classified within total selling, general and administrative expense increased by $3.1 million or 51.1% from the year ended December 31, 2003 as compared to the same period in 2004. This increase is a result of the increase in the furniture and equipment and office build-out necessary to support a larger organization which grew as a result of the acquisitions we completed during the fourth quarter of 2003.

Loss on Abandoned Facilities

During the fourth quarter of 2004, we consolidated our New York City and one of our Saddle Brook, New Jersey offices and relocated our employees into new office facilities in New York City. As a result of this decision, we vacated our leased office facilities prior to the lease termination dates. During the fourth quarter of 2004, we recorded a loss of $4.7 million related to the abandoned facilities.

Special Termination Charges

During the fourth quarter of 2003 we recorded $3.1 million of special termination charges. These charges relate to contractual benefits payable to specified employees as a result of the termination of their employment.

Amortization of Other Intangible Assets

The amortization expense related to other intangible assets increased by $3.2 million, or 85.8%, for the year ended December 31, 2004 as compared to the same period in 2003. This increase is related to the identifiable intangible assets recorded in connection with the acquisitions we completed during the fourth quarter of 2003.

Interest Expense

Interest expense consists primarily of interest on debt we incurred to purchase businesses over the past several years, including the amortization of deferred bank financing fees. Interest expense increased by $1.0 million, or 18.7% for the year ended December 31, 2004 as compared to the same period in 2003. This increase is primarily attributable to higher average borrowings outstanding during 2004 as compared to 2003. Average borrowings increased in the fourth quarter of 2003 and remained at this higher level throughout 2004 as a result of the three business combinations completed in late 2003. During the year ended December 31, 2003, we wrote-off about $768,000 of deferred bank financing fees as a result of the early extinguishment of long-term debt.

Discount on Note Receivable

In December 2004, we agreed to discount a note receivable due from the owners of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005.

Litigation Settlement Gains (Losses), Net

During the fourth quarter of 2004, we reached settlement on various lawsuits. As a result, we recorded a gain of $1.7 million, net of legal costs.

Income Taxes

Our effective tax rate for continuing operations was 42.1% during 2004 and 40.9% during 2003. Our effective tax rate increased over the past year as a result of an increasing portion of our taxable income being generated in state and local jurisdictions with higher tax rates. See note 9 of Notes to Consolidated Financial Statements appearing elsewhere in this annual report for a reconciliation of the federal statutory rate to our effective tax rates during each of these years, and a summary of the components of our deferred tax assets and liabilities. We presently anticipate that our effective tax rate during 2005 will be similar to 2004.

Year Ended December 31, 2003 vs. Year Ended December 31, 2002

Revenues

Revenues from continuing operations increased 67.6% from $224.1 million for the year ended December 31, 2002 to $375.7 million for 2003. This increase is primarily attributable to the acquisition of BRS, which occurred as of August 30, 2002. Our corporate finance/restructuring practice accounted for about 68% of our revenues during 2003. About 27% of our revenues were attributable to our forensic and litigation consulting and technology practice, and less than 5% of our revenues were derived from our economic consulting practice.

During the third quarter of 2003, we began to experience a decrease in demand for our corporate finance/restructuring related services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consequently, the decrease in the demand for those services resulted in a lower utilization of billable professionals during the second half of 2003 than we had experienced in earlier quarters and a decline in the growth of our revenues beginning in the third quarter of 2003. We began mitigating the impact of this decrease in demand by redeploying some of these professionals to work on transaction support, loan due diligence reviews and forensic accounting assignments where demand was higher. In addition, during the fourth quarter of 2003, we recorded a special termination charge totaling $3.1 million related to contractual benefits due to specified employees as a result of the termination of their employment.

Headcount Summary

As of December 31,	Billable	Non-billable	Total
2003	827	258	1,085
2002 *	610	159	769
Increase	217	99	316
% Increase	35.6%	62.3%	41.1%

* The headcount information for 2002 excludes 294 employees associated with our discontinued operations.

The number of billable employees increased from December 31, 2002 to December 31, 2003 largely due to the acquisitions of Lexecon and KPMG's dispute advisory services business. We acquired about 290 billable employees as a result of these transactions in the fourth quarter of 2003. During the latter part of 2003, our corporate finance/restructuring practice experienced a decrease in billable employees related to the decreased demand for these services.

Utilization of billable professionals was about 83% during 2003, compared to about 88% for the same period of 2002. We experienced a decrease in utilization rates across our largest practice areas in 2003, consisting of our corporate finance/restructuring practice and our forensic and litigation consulting and technology practice. During 2003, the volume of bankruptcy cases declined. As a result, utilization rates decreased in our corporate finance/restructuring practice primarily due to the decrease in demand for these services. The decrease in utilization rates in our forensic and litigation consulting practice and technology is primarily attributable to the DAS business that we acquired from KPMG in the fourth quarter of 2003. We acquired 151 billable employees from this transaction. The overall utilization rate of these professionals was lower than our existing practice. As a result, we actively repositioned our resources to focus on services where demand was higher.

Our average bill rate per hour for 2003 was $363, an increase from an average of $311 for 2002. The improvement in our bill rates was the result of several factors, including:

- an increase in our standard hourly bill rates during the year;
- an increased concentration of corporate finance/restructuring consulting services, beginning in August 2002, which typically have higher hourly bill rates than some of our other practice areas; and
- a decrease in billable employees in our corporate finance/restructuring practice primarily at the lower levels, which resulted in an increasing percentage of our professional employees being billable at higher rates.

Direct Cost of Revenues

Direct cost of revenues from our continuing operations was 47.0% of our total revenues for the year ended December 31, 2003 as compared to 48.2% for the comparable period in 2002. The increases in our bill rates resulted in revenues increasing at a faster rate than direct costs.

Selling, General and Administrative Expense

Selling, general and administrative expense was 20.9% of our total revenues for 2003 and 23.0% for 2002. This improvement in 2003 was primarily due to the greater leverage of our corporate overhead costs in relation to our increased revenue base resulting primarily from the acquisition of BRS. Although selling, general and administrative expense did not increase as a percentage of revenues, it increased in absolute dollars by $27.1 million. This increase is largely attributable to increased personnel, facilities and general corporate expenses associated with the acquired operations of BRS and other business expansion.

Our corporate overhead expenses, included in selling, general and administrative expense, represented about 5.0% of total revenues for the year ended December 31, 2003 and 6.8% for 2002. Although corporate overhead expenses did not increase as a percentage of revenues, it increased in absolute dollars by $3.5 million or 23.1%. The increase in corporate overhead expenses is primarily related to increased staffing and consulting costs to address the requirements of the Sarbanes-Oxley Act and to further strengthen our corporate governance and control activities. In particular, we have created an internal legal department, expanded internal audit activities and enhanced our regulatory reporting functions. We also increased our back-office staffing during 2003 to support our growing organization. The decline in our corporate overhead costs relative to our revenues reflects the increased leverage of our overhead and corporate support services in relation to our increased revenue base.

Bad debt expense, included in selling, general and administrative expense, increased from 1.2% of revenues for the year ended December 31, 2002 to 1.4% of revenues for 2003. This increase represented $2.3 million of the increase in selling, general and administrative expense.

Depreciation and amortization of property and equipment has increased by $2.1 million from $4.9 million for the year ended December 31, 2002 to $7.0 million during 2003 as a result of the increase in the furniture and equipment necessary to support a larger organization. Depreciation and amortization decreased from 2.2% of revenues during 2002 to 1.9% of revenues during 2003.

Amortization of Other Intangible Assets

In connection with the acquisition of BRS in August 2002, we recorded $5.1 million of other intangible assets, consisting primarily of client backlog. We began to amortize these other intangible assets in September 2002. Amortization expense of $1.0 million in 2002 is entirely attributable to the BRS acquisition. We recorded additional amortizable intangible assets in connection with our acquisition activities in the fourth quarter of 2003. Amortization expense increased by $2.7 million to $3.7 million during 2003 of which $3.1 million relates to the BRS acquisition and $0.6 million relates to the acquisitions completed in 2003.

Interest Income

Interest income increased $1.0 million from the year ended December 31, 2002 to $1.2 million during 2003. This increase is primarily due to income recognized on the investment of higher average cash balances during 2003, primarily resulting from the net proceeds received from the public offering of our common stock in February 2003 as well as increasing cash flows provided by operations.

Interest Expense

Interest expense consists primarily of interest on debt we incurred to purchase businesses over the past several years. Interest rates during 2003 have been lower than in 2002, although the additional borrowings in August 2002 to acquire BRS substantially increased the amount of our debt at the beginning of 2003 as compared to 2002. At December 31, 2002, we had $97.8 million of outstanding bank debt, and at December 31, 2003, we had $121.3 million of outstanding bank debt.

Interest expense increased from $4.9 million during the year ended December 31, 2002 to $5.4 million during 2003. Interest expense in 2003 includes $768,000 of deferred debt financing fees we wrote off in connection with the early debt extinguishments during the year. Interest expense increased during this period primarily due to the higher average borrowings outstanding during 2003 as a result of our additional borrowings in August 2002 to acquire BRS.

Income Taxes

Our effective tax rate for continuing operations in 2003 was 40.9% compared to 40.4% in 2002. Our effective tax rate increased from 2002 to 2003 as a result of an increasing portion of our taxable income being generated in state and local jurisdictions with high tax rates. See Note 9 of Notes to Consolidated Financial Statements appearing elsewhere in this annual report for a reconciliation of the federal statutory rate to our effective tax rates during each of these years, and a summary of the components of our deferred tax assets and liabilities.

Liquidity and Capital Resources

Cash Flows

	Year Ended December 31,		Change from Previous Year	
(dollars in thousands)	2004	2003	Dollars	Percent
Net cash provided by operating activities	**$ 58,443**	$ 100,177	$ (41,734)	(41.7)%
Net cash used in investing activities	**(13,693)**	(231,741)	218,048	94.1%
Net cash (used in) provided by financing activities	**(24,811)**	127,423	(152,234)	(119.5)%

We have historically financed our operations and capital expenditures solely through cash flows from operations. However, during the early part of 2004, our operating income declined as compared to the same period of 2003. As a result we used borrowings under our revolving credit facility to finance some of our cash needs for operating activities and capital expenditures during 2004. We also used borrowings under our revolving credit facility to finance our share repurchase program, discussed in more detail below. As of December 31, 2004, we fully repaid all borrowings under our revolving credit facility. During 2004, our working capital requirements were higher than we have historically experienced primarily due to:

- increased requirements during the first quarter of 2004 to fund the working capital needs of the dispute advisory services business of KPMG that we acquired in October 2003;
- increased quarterly incentive compensation payments attributable to the Lexecon business that we acquired in November 2003, as Lexecon has more frequent incentive compensation payments than our existing businesses;
- increased sign-on and retention compensation paid during 2004 to attract senior-level professionals and retain our strongest performers; and
- refunds of retainer balances associated with the loss of client engagements resulting from the departure of corporate finance/restructuring professionals.

Our operating assets and liabilities consist primarily of billed and unbilled accounts receivable, accounts payable and accrued expenses and accrued compensation expense. The timing of billings and collections of receivables as well as payments for compensation arrangements affect the changes in these balances. Our billed and unbilled accounts receivable, net of billings in excess of services provided has increased primarily due to the following:

- **A decrease in retainers we collect from our clients prior to the performance of our service.** Historically, our corporate finance/restructuring practice has generated the largest amount of retainers from our clients prior to beginning any billable work. This practice area also generates the lowest days sales outstanding rate in our company. The professionals that left us during the first quarter of

2004 transferred some of our clients and engagements to their new company. As a result, we were required to refund a large amount of retainer balances. Accordingly, the average days sales outstanding in this practice area more than doubled, from just under 30 days to just under 60 days. The corporate finance/restructuring practice continues to have the shortest collection period in our company.

- **The acquisition of the dispute advisory services business of KPMG.** We did not acquire any accounts receivable when we acquired the dispute advisory services business of KPMG during the fourth quarter of 2003. This business also did not begin to generate a substantial amount of revenues until late in the first quarter of 2004. Accordingly, the net accounts receivable attributable to the forensic and litigation consulting and technology practice has increased substantially more than our other practice areas during 2004 as compared to December 31, 2003.
- **The acquisition of Lexecon.** The average days sales outstanding for our economic practice area is the highest in our company and is attributable to the acquisition of Lexecon which occurred late in the fourth quarter of 2003. Lexecon has been engaged to provide services for a client where payment of our fees is deferred until the conclusion of the matter. At December 31, 2004, billed and unbilled receivables for this business included $7.3 million of fees for services rendered where payment will not be received until completion of the matter. This specific matter is the primary reason for days sales outstanding increasing in the economic practice.

Net cash used in investing activities during the year ended December 31, 2004 decreased $218.0 million as compared to the same period in 2003, primarily due to $234.1 million of cash used during 2003 to fund our acquisition activities offset by $12.2 million of cash received during 2003 from the sale of our applied sciences practice.

Due to the acquisitions we completed during the fourth quarter of 2003, our average employee headcount during 2004 was about 20% higher than during 2003. Accordingly, capital expenditures increased from $10.6 million during 2003 to $11.9 million during 2004 to support a larger organization during 2004 as compared to during 2003. This increase is primarily due to an increase in spending for leasehold improvements to modify and expand our office facilities, and to acquire additional furniture and information technology equipment. We had no material outstanding purchase commitments as of December 31, 2004.

Our financing activities have consisted principally of borrowings and repayments under long-term debt arrangements as well as issuances of common stock. Our long-term debt arrangements have principally been obtained to provide financing for our business acquisitions. During the first quarter of 2003, we completed the public offering of 4.0 million shares of our common stock, generating net cash proceeds of $99.2 million. We used about half of the net proceeds from the stock offering to repay our long-term debt. We also used all of the net cash proceeds from the sale of our applied sciences practice to repay debt. During the fourth quarter of 2003, we borrowed $104.1 million under our amended and restated bank credit facility in order to finance our acquisition of Lexecon. During the year ended December 31, 2004, our financing activities consisted principally of $16.3 million of principal payments on our term loans and $47.5 million of borrowings under our revolving credit facility that were repaid in full during the year.

In October 2003, our board of directors approved a share repurchase program under which we may purchase, from time to time, up to $50.0 million of our common stock over the next twelve months. In October 2004, our board of directors extended the share repurchase program through October 31, 2005. The shares of common stock may be purchased through open market or privately negotiated transactions and will be funded with a combination of cash on hand, existing bank credit facilities or new credit facilities. During 2003, we purchased and retired 194,200 shares of our common stock at a total cost of about $4.0 million. During 2004, we purchased and retired 657,300 shares of our common stock at a total cost of about $10.8 million. Since inception of the program, we have purchased and retired a total of 851,500 shares of our common stock for $14.8 million.

Capital Resources

Our amended and restated bank credit facility provides for up to $225.0 million of secured financing, consisting of a $100.0 million revolving loan and $125.0 million in term loans. The maturity date of the $100.0 million revolving credit facility is November 28, 2008. However, we may choose to repay outstanding borrowings under the revolving credit facility at any time before maturity without penalty. Principal payments on the term loans are payable quarterly through September 30, 2008. Debt under the credit facility bears interest at an annual rate equal to either the Eurodollar rate plus an applicable margin or an alternative base rate defined as the higher of (1) the lender's announced prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. Under the credit facility, the lenders have a security interest in substantially all of our assets. As of December 31, 2004, we had outstanding aggregate debt under the credit facility of $105.0 million, bearing interest at rates ranging from 3.7% to 4.0%. We are not subject to any penalties for early payment of debt under the credit facility.

Our amended and restated bank credit facility contains covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the amended credit facility. At December 31, 2004, we were in compliance with all covenants as stipulated in the credit facility agreements.

As of December 31, 2004, our capital resources included $25.7 million of cash and cash equivalents and a $100.0 million revolving loan commitment under our amended and restated bank credit facility. The availability of borrowings under our revolving credit facility is subject to specified borrowing conditions. We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving credit facility. As of December 31, 2004, we have $10.0 million of outstanding letters of credit, including an $8.0 million letter of credit used in place of a security deposit for the New York City lease we entered into in July 2004. As of December 31, 2004, we have $90.0 million of available borrowings under our revolving credit facility.

Future Capital Needs

We currently anticipate that our future capital needs will principally consist of funds required for:

- operating and general corporate expenses relating to the operation of our business;
- capital expenditures, primarily for information technology equipment, office furniture and leasehold improvements;
- debt service requirements;
- up to $35.2 million of discretionary funding for our share repurchase program that has been extended through October 31, 2005;
- $20.0 million of cash to fund the acquisition of the Ringtail group, which we completed on February 28, 2005; and
- potential acquisitions of businesses that would allow us to diversify or expand our current service offerings.

We anticipate capital expenditures will be about $12.0 million during 2005. Our estimate takes into consideration the needs of our existing business as well as the needs of our recently completed acquisition of Ringtail. Our capital expenditure requirements may change if our staffing levels or technology needs change significantly from what we currently anticipate.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements other than operating leases and we have not entered into any transactions involving unconsolidated subsidiaries or special purpose entities.

Future Contractual Obligation

The following table sets forth our estimates as to the amounts and timing of contractual payments for our most significant contractual obligations and commitments as of December 31, 2004. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements, appropriate classification of items under generally accepted accounting principles currently in effect and certain assumptions, such as interest rates. Future events could cause actual payments to differ from these amounts. See "-Forward-Looking Statements."

Future contractual obligations related to our long-term debt include principal amortization and estimated interest payments based on interest rates in effect on January 1, 2005. The long-term debt obligations also assume that payments will be made based on the current payment schedule and excludes any drawdown under the revolving loan commitment.

Contractual Obligations

(in thousands)	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$115,097	$25,509	$29,497	$33,268	$26,823	$ —	$ —
Operating leases	154,345	12,766	13,488	13,085	12,281	12,252	90,473
Capital lease obligations	362	254	89	16	3	—	—
Total obligations	$269,804	$38,529	$43,074	$46,369	$39,107	$12,252	$90,473

Future Outlook

We believe that our anticipated operating cash flows and our $115.7 million in total liquidity, consisting of our cash on hand and the total borrowings available under our bank credit facility are sufficient to fund our capital and liquidity needs for at least the next twelve months. In making this assessment, we have considered:

- funds required for debt service payments;
- funds required for capital expenditures of about $12.0 million;
- $20.0 million of cash required to fund our acquisition of Ringtail Solutions Group completed in February 2005;
- the discretionary funding of our share repurchase program; and
- other future contractual obligations.

For the last several years our cash flows from operations have exceeded our cash needs for capital expenditures and debt service requirements. We believe that our cash flows from operations, supplemented by short-term borrowings under our bank credit facility, as necessary, will provide adequate cash to fund our long-term cash needs from normal operations.

Our conclusion that we will be able to fund our cash requirements by using existing capital resources and cash generated from operations does not take into account the impact of any acquisition transactions, not currently contemplated, or any unexpected changes in significant numbers of billable professionals. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, if economic conditions change from those currently prevailing or from those now anticipated, or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business. Any of these events or circumstances, including any new business opportunity, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including:

- our future profitability;
- the quality of our accounts receivable;
- our relative levels of debt and equity;
- the volatility and overall condition of the capital markets; and
- the market prices of our securities.

Any new debt funding, if available, may be on terms less favorable to us than our current credit facility. See "-Forward-Looking Statements."

Effect of Inflation

Inflation is not generally a material factor affecting our business. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary pressures.

Forward-Looking Statements

Some of the statements under "- Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements expressed or implied by such forward-looking statements not to be fully achieved. These forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. We are under no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results and do not intend to do so. Factors, which may cause the actual results of operations in future periods to differ materially from intended or expected results include, but are not limited to, the risk factors described in "Part I - Item 1. Business - Business Risks" of our annual report for the year ended December 31, 2004 as filed on form 10-K with the Securities Exchange Commission.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk associated with changes in interest rates on our variable rate debt. Our primary interest rate risk results from changes in the U.S. Prime and Eurodollar rates, which are used to determine the interest rates applicable to borrowings under our bank credit facility. Interest rate changes expose our variable rate long-term borrowings to changes in future cash flows. From time to time, we use derivative instruments primarily consisting of interest rate swap agreements to manage this interest rate exposure by achieving a desired proportion of fixed rate versus variable rate borrowings. These hedges reduce our exposure to rising interest rates, but also reduce the benefits from lower interest rates. As of December 31, 2004, we did not have any derivative instruments.

The table below provides information about our debt obligations and derivative financial instruments that are sensitive to changes in interest rates as of December 31, 2004. The table presents principal cash flows and related weighted average interest rates by year of maturity for our bank credit facility. We have estimated the fair value of our bank credit facility based on its carrying value, as interest rates are reset every 30 to 90 days. For the interest rate swap in effect as of December 31, 2003, the table presents the notional amount and average pay and receive rates. The fair value of our derivative financial instrument is based on estimates from bankers to settle the interest rate swap agreement.

	Year of Maturity						2004		2003	
(dollars in thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value	Total	Fair Value
Interest Rate Sensitivity:										
Long-term debt										
Variable rate	$21,250	$26,250	$31,250	$26,250	$ —	$ —	$105,000	$105,000	$121,250	$121,250
Average interest rate	4%	4%	4%	4%			4%		3%	
Interest rate swap										
Variable to Fixed	$ —	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ 8,670	$ 41
Average pay rate										7%
Average receive rate										1%

Consolidated Balance Sheets

(in thousands, except per share amounts)	December 31, 2004	2003
Assets		
Current assets		
Cash and cash equivalents	**$ 25,704**	$ 5,765
Accounts receivable		
Billed receivables	**89,536**	68,906
Unbilled receivables	**30,663**	34,672
Allowance for doubtful accounts and unbilled services	**(16,693)**	(20,045)
	103,506	83,533
Notes receivable	**9,031**	109
Prepaid expenses and other current assets	**6,041**	4,998
Deferred income taxes	**6,287**	4,798
Total current assets	**150,569**	99,203
Property and equipment, net	**23,342**	21,921
Goodwill	**507,656**	514,544
Other intangible assets, net	**10,978**	10,137
Other assets	**15,980**	14,760
Total assets	**$708,525**	$660,565
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable, accrued expenses and other	**$ 20,771**	$ 18,869
Accrued compensation	**39,383**	32,815
Current portion of long-term debt	**21,250**	16,250
Billings in excess of services provided	**8,924**	16,336
Total current liabilities	**90,328**	84,270
Long-term debt, net of current portion	**83,750**	105,000
Deferred rent, capital lease obligations and other, net of current portion	**12,745**	1,822
Deferred income taxes	**25,548**	14,317
Commitments and contingent liabilities (notes 6, 7, 8 and 14)		
Stockholders' equity		
Preferred stock, $0.01 par value; 5,000 shares authorized; none outstanding	**—**	—
Common stock, $0.01 par value; 75,000 shares authorized; 42,487 shares issued and outstanding—2004; and 42,253 shares issued and outstanding—2003	**425**	423
Additional paid-in capital	**333,735**	332,823
Unearned compensation	**(8,551)**	(5,733)
Retained earnings	**170,545**	127,667
Accumulated other comprehensive loss	**—**	(24)
Total stockholders' equity	**496,154**	455,156
Total liabilities and stockholders' equity	**$708,525**	$660,565

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)	Year Ended December 31, 2004	2003	2002
Revenues	**$427,005**	$375,695	$224,113
Operating expenses			
Direct cost of revenues	**234,970**	176,429	108,104
Selling, general and administrative expense	**102,060**	78,701	51,647
Loss on abandoned facilities	**4,670**	—	—
Special termination charges	**—**	3,060	—
Amortization of other intangible assets	**6,836**	3,680	1,033
	348,536	261,870	160,784
Operating income	**78,469**	113,825	63,329
Other income (expense)			
Interest income	**788**	1,193	155
Interest expense	**(6,399)**	(5,389)	(4,872)
Discount on note receivable	**(475)**	—	—
Litigation settlement gains (losses), net	**1,672**	—	—
	(4,414)	(4,196)	(4,717)
Income from continuing operations before income tax provision	**74,055**	109,629	58,612
Income tax provision	**31,177**	44,838	23,704
Income from continuing operations	**42,878**	64,791	34,908
Discontinued operations			
Income from operations of discontinued operations, net of income tax provision of $1,156 in 2003 and $2,198 in 2002	**—**	1,649	3,145
Loss from sale of discontinued operations, net of income tax provision (benefit) of $2,810 in 2003 and ($607) in 2002	**—**	(6,971)	(891)
(Loss) Income from discontinued operations	**—**	(5,322)	2,254
Net income	**$ 42,878**	$ 59,469	$ 37,162
Earnings per common share—basic			
Income from continuing operations	**$ 1.02**	$ 1.58	$ 1.09
Net income	**$ 1.02**	$ 1.45	$ 1.16
Earnings per common share—diluted			
Income from continuing operations	**$ 1.01**	$ 1.54	$ 1.02
Net income	**$ 1.01**	$ 1.41	$ 1.09

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance, December 31, 2001	29,387	$294	$ 75,318	$ (568)	$ 31,036	$(944)	$ 105,136
Issuance of common stock in connection with:							
Exercise of options, including tax benefit of $12,754	1,815	18	19,259				19,277
Employee stock purchase plan	229	2	3,023				3,025
Restricted shares	6	—	28				28
Business combinations	4,569	46	102,844				102,890
Payment for fractional shares	—	—	(16)				(16)
Amortization of unearned compensation				222			222
Comprehensive income:							
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $185						251	251
Net income					37,162		37,162
Total comprehensive income							37,413
Balance, December 31, 2002	36,006	360	200,456	(346)	68,198	(693)	267,975
Issuance of common stock in connection with:							
Public offering, net of offering costs of $1,386	3,992	40	99,183				99,223
Exercise of options, including income tax benefit of $11,599	1,798	18	24,478				24,496
Employee stock purchase plan	196	2	4,041				4,043
Restricted shares, net of forfeitures	282	3	5,807	(5,822)			(12)
Business combinations	176	2	2,372				2,374
Purchase and retirement of common stock	(194)	(2)	(4,030)				(4,032)
Payment for fractional shares	(3)	—	(2)				(2)
Amortization of unearned compensation			518	435			953
Comprehensive income:							
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $228						669	669
Net income					59,469		59,469
Total comprehensive income							60,138
Balance, December 31, 2003	42,253	423	332,823	(5,733)	127,667	(24)	455,156
Issuance of common stock in connection with:							
Exercise of options, including tax benefit of $2,055	462	5	4,920				4,925
Employee stock purchase plan	202	2	2,837				2,839
Restricted shares, net of forfeitures	227	2	4,140	(4,142)			—
Purchase and retirement of common stock	(657)	(7)	(10,803)				(10,810)
Contingent payments to former owners of subsidiary, net of income tax benefit of $126			(182)				(182)
Amortization of unearned compensation				1,324			1,324
Comprehensive income:							
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $17						24	24
Net income					42,878		42,878
Total comprehensive income							42,902
Balance, December 31, 2004	**42,487**	**$425**	**$333,735**	**$(8,551)**	**$170,545**	**$ —**	**$496,154**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
(in thousands)	2004	2003	2002
Operating activities			
Net income	**$ 42,878**	$ 59,469	$ 37,162
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and other amortization	**9,113**	7,003	4,947
Amortization of other intangible assets	**6,836**	3,680	1,033
Income tax benefit from stock option exercises and other	**2,181**	11,599	12,754
Provision for doubtful accounts	**7,062**	5,109	2,776
Non-cash stock-based compensation	**1,324**	941	307
Loss from sale of discontinued operations	**—**	6,971	1,209
Loss on abandoned facilities	**4,670**	—	—
Non-cash interest expense and other	**1,949**	1,873	542
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, billed and unbilled	**(27,860)**	179	551
Prepaid expenses and other assets	**(10,328)**	(1,401)	(985)
Accounts payable, accrued expenses and other	**13,824**	6,109	5,849
Income taxes payable	**7,638**	4,311	8,280
Accrued compensation expense	**6,568**	(1,841)	11,581
Billings in excess of services provided	**(7,412)**	(3,825)	(5,349)
Net cash provided by operating activities	**58,443**	100,177	80,657
Investing activities			
Purchases of property and equipment	**(11,939)**	(10,612)	(8,777)
Payments for acquisition of businesses, including contingent payments and acquisition costs	**(1,253)**	(234,117)	(145,409)
Cash received from sale of discontinued operations	**—**	12,150	—
Change in other assets	**(501)**	838	(2,200)
Net cash used in investing activities	**(13,693)**	(231,741)	(156,386)
Financing activities			
Issuance of common stock, net of offering costs	**—**	99,223	—
Issuance of common stock under equity compensation plans	**2,870**	12,897	6,523
Purchase and retirement of common stock	**(10,810)**	(4,032)	—
Borrowings under long-term credit facility	**—**	109,121	119,000
Payments of long-term debt	**(16,250)**	(85,704)	(49,333)
Borrowings under revolving credit facility	**47,500**	5,000	45,000
Payments of revolving credit facility	**(47,500)**	(5,000)	(45,000)
Payments of capital lease obligations	**(571)**	(307)	(214)
Payments of debt financing fees and other	**(50)**	(3,775)	(3,197)
Net cash (used in) provided by financing activities	**(24,811)**	127,423	72,779
Net increase (decrease) in cash and cash equivalents	**19,939**	(4,141)	(2,950)
Cash and cash equivalents, beginning of year	**5,765**	9,906	12,856
Cash and cash equivalents, end of year	**$ 25,704**	$ 5,765	$ 9,906

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (dollar and share amounts in tables expressed in thousands, except per share data)

1. Description of Business and Significant Accounting Policies

Description of business

We are one of the largest providers of forensic and litigation consulting and technology, corporate finance/restructuring and economic consulting services in the United States. Within our forensic and litigation consulting and technology practice, we work with companies faced with fraud, financial disclosure and accounting investigations, misstatements and malpractice issues. We provide evaluation services, electronic evidence and repository hosting services and creative solutions to litigation and trial management problems, and help our clients mitigate the cost of or avoid litigation. Our corporate finance/restructuring practice assists under performing companies in making decisions to improve their financial and operational position given their current situation, as well as provides services in connection with bankruptcies, mergers and acquisitions and restructuring management. Within our economic consulting practice, we provide sophisticated economic, competition and anti-trust modeling and analysis, and merger, acquisition and financial advisory services.

We have a total workforce of over 1,000 employees who are strategically located in 24 cities in the United States, as well as in London, England and Melbourne, Australia. Our clients include companies, as well as creditors or other stakeholders, such as financial institutions, private equity firms and the law firms that represent them.

Principles of consolidation

The consolidated financial statements include the accounts of FTI Consulting, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making those assumptions, actual results could differ from those estimates.

We use estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value and to account for any potential refunds that may be imposed by bankruptcy courts. We estimate the amount of the required allowance by reviewing the status of significant client matters and past-due receivables as well as by analyzing historical bad debt trends and realization adjustments to our revenues. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, the controls and procedures designed to estimate realization adjustments to our revenues and a lack of concentrations of accounts receivable. Accounts receivable balances are not collateralized.

We also make estimates in determining self-insurance reserves for certain employee benefit plans and other ordinary accruals. These estimates are based upon historical trends, current experience and knowledge of relevant factors.

Cash equivalents

Cash equivalents consist of highly liquid short-term investments with maturities of three months or less at the time of purchase.

Supplemental Cash Flow Information

	Year Ended December 31,		
	2004	**2003**	**2002**
Cash paid for interest	**$ 4,962**	$ 3,554	$ 4,100
Cash paid for income taxes, net of refunds	**$21,358**	$28,705	$ 4,500
Other non-cash investing and financing activities			
Assets acquired under capital lease	**$ —**	$ 41	$ 514
Issuance of common stock to acquire businesses	**$ —**	$ 2,374	$102,890

Property and equipment

We record property and equipment, including improvements that extend useful lives, at cost, while maintenance and repairs are charged to operations as incurred. We calculate depreciation using the straight-line method based on estimated useful lives ranging from three to seven years for furniture, equipment and internal use software. We amortize leasehold improvements and assets under capital leases over the shorter of the estimated useful life of the asset or the lease term. The gross amount of assets recorded under capital lease obligations included in furniture, equipment and software is $1.3 million as of December 31, 2004 and $1.5 million as of December 31, 2003.

We capitalize costs incurred during the application development stage of computer software developed or obtained for internal use. Capitalized software is classified within furniture, equipment and software and is amortized over the estimated useful life of the software, which is generally three years.

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in purchase business combinations. Upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we ceased amortizing goodwill. We review goodwill for impairment as of October 1 of each year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess. For purposes of impairment testing, our reporting units are our operating segments which represent the lowest level for which discrete financial information is available and regularly reviewed by management. Components are combined when determining reporting units if they have similar economic characteristics.

Other intangible asset

We amortize our intangible assets that have finite lives over the estimated periods benefited using the straight-line method. See Note 5. "Goodwill and Other Intangible Assets."

Valuation of long-lived assets excluding goodwill

We review long-lived assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows we expect the assets to generate. We group assets at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss, if any, is recognized for the difference between the fair value and carrying value of assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Assets to be disposed of are reported at the lower of carrying values or fair values, less estimated costs of disposal.

Interest rate swaps

We sometimes use derivative instruments consisting primarily of interest rate swap agreements to manage our exposure to changes in interest rates. We do not use derivative instruments for trading or other speculative purposes.

All derivative instruments are reported on the balance sheet at fair value and changes in a derivative's fair value are recognized currently in earnings unless specified hedge criteria are met. If an interest rate swap is designated a cash flow hedge, the effective portions of the changes in the fair value of the swap are recorded in other comprehensive income. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

As part of managing the exposure to changes in the market interest rates on our variable rate debt, we may enter into interest rate swap transactions with financial institutions acting as the counter-party. To ensure both appropriate use as a hedge and hedge accounting treatment, all swaps entered into are designated according to the hedge objective against a specific debt issue. The notional amounts, rates and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. As of December 31, 2004, we are not a party to any interest rate swap agreements.

Debt financing fees

We amortize the costs we incur to obtain debt financing over the terms of the underlying obligations using the effective interest method. The amortization of debt financing costs is included in interest expense. Unamortized debt financing costs are classified within other assets in our consolidated balance sheets.

Billings in excess of services provided

Billings in excess of services provided represents amounts billed to clients, such as retainers, in advance of work being performed. Clients may make advance payments, which are held on deposit until completion of work. These amounts are either applied to final billings or refunded to clients upon completion of work. Retainers in excess of related accounts receivable and unbilled receivables are recorded as billings in excess of services provided in our consolidated balance sheets.

Revenue recognition

We derive most of our revenues from professional service activities. The vast majority of these activities are provided under time-and-expense billing arrangements, and revenues, consisting of billed fees and pass-through expenses, are recorded as work is performed and expenses are incurred. We normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the engagement and at our agreed-upon hourly rates. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter or upon the achievement of performance-based criteria. We recognize revenues for these arrangements when all the performance-based criteria are met and collection of the fee is reasonably assured.

We record allowances for estimated realization adjustments to our professional services fees that are subject to review by bankruptcy courts. We record provisions for fee adjustments and discretionary pricing adjustments as a reduction of revenues. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets.

Direct cost of revenues

Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of consultants assigned to revenue-generating activities and direct expenses billable to clients. Direct cost of revenues does not include an allocation of overhead costs.

Advertising costs

Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising costs totaled $668,000 during 2004, $406,000 during 2003 and $480,000 during 2002.

Stock-based compensation

We record compensation expense for stock-based compensation for employees and non-employee members of our board of directors using the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, compensation expense is recorded over the vesting period to the extent that the fair value of the underlying stock on the grant date exceeds the exercise or acquisition price of the stock or stock-based award.

All options granted under our stock-based employee compensation plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. We also periodically issue restricted and unrestricted stock to employees in connection with new hires and performance evaluations. The fair market value on the date of issue of unrestricted stock is immediately charged to compensation expense, and the fair value on the date of issue of restricted stock is charged to compensation expense ratably over the restriction period.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement No. 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted. The following table illustrates the effect on net income and earnings per share if we had determined compensation costs by applying the fair value recognition provisions of Statement No. 123 to stock-based employee awards.

	Year Ended December 31,		
	2004	**2003**	**2002**
Net income, as reported	**$ 42,878**	$59,469	$37,162
Add—Stock-based employee compensation cost included in reported net income, net of income taxes	**767**	556	183
Deduct—Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	**(7,391)**	(10,052)	(8,059)
Net income, pro forma	**$ 36,254**	$49,973	$29,286
Earnings per common share			
Basic, as reported	**$ 1.02**	$ 1.45	$ 1.16
Basic, pro forma	**$ 0.86**	$ 1.22	$ 0.91
Diluted, as reported	**$ 1.01**	$ 1.41	$ 1.09
Diluted, pro forma	**$ 0.86**	$ 1.22	$ 0.87

The Black-Scholes option-pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe the existing models do not necessarily provide a reliable measure of the fair value of our stock-based awards. The fair value of our stock-based awards was estimated on the measurement date using the Black-Scholes option-pricing model using the following assumptions.

	Year Ended December 31,		
	2004	**2003**	**2002**
Assumptions			
Risk-free interest rate—option plan grants	**1.90%–3.91%**	1.86%–2.59%	3.5%
Risk-free interest rate—purchase plan grants	**0.96%–1.61%**	1.02%–1.16%	3.5%
Dividend yield	**0%**	0%	0%
Expected life of option grants	**3–5 years**	3 years	2.6 years
Expected life of stock purchase plan grants	**0.5 years**	0.5 years	0.5 years
Stock price volatility—option plan grants	**54.6%–59.6%**	55.5%–59.4%	63.4%–68.5%
Stock price volatility—purchase plan grants	**56.9%–71.6%**	33.8%–61.0%	54.6%–57.3%
Weighted average fair value of grants			
Stock options:			
Grant price=fair market value	**$ 7.09**	$ 8.98	$11.64
Grant price>fair market value	**$ 6.63**	$ 9.17	–
Employee stock purchase plan shares	**$ 6.62**	$ 7.49	$ 5.53
Restricted shares	**$18.60**	$20.53	$23.39

Notes to Consolidated Financial Statements

Income taxes

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock splits

The board of directors approved a three-for-two split of our common stock payable in the form of a stock dividend to stockholders of record on May 7, 2003, which we paid on June 4, 2003. The board of directors also approved a three-for-two stock split payable in the form of a stock dividend which was distributed to stockholders of record on January 2, 2002. All share and per share data included in these consolidated financial statements have been restated to reflect these stock splits.

Earnings per common share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per share for the potentially dilutive effects of shares issuable under our stock option plans using the treasury stock method.

	Year Ended December 31,		
	2004	2003	2002
Numerator—basic and diluted			
Income from continuing operations	**$42,878**	$64,791	$34,908
(Loss) Income from discontinued operations	**–**	(5,322)	2,254
Net income	**$42,878**	$59,469	$37,162
Denominator			
Weighted average number of common shares outstanding—basic	**42,099**	40,925	32,031
Effect of dilutive restricted shares	**5**	–	–
Effect of dilutive stock options	**408**	1,121	2,166
Weighted average number of common shares outstanding—diluted	**42,512**	42,046	34,197
Earnings per common share—basic			
Income from continuing operations	**$ 1.02**	$ 1.58	$ 1.09
(Loss) Income from discontinued operations	**–**	(0.13)	0.07
Net income	**$ 1.02**	$ 1.45	$ 1.16
Earnings per common share—diluted			
Income from continuing operations	**$ 1.01**	$ 1.54	$ 1.02
(Loss) Income from discontinued operations	**–**	(0.13)	0.07
Net income	**$ 1.01**	$ 1.41	$ 1.09
Antidilutive stock options and restricted shares	**3,046**	822	1,718

Concentrations of risk

We derive substantially all of our revenue from providing professional services to our clients in the United States. We believe that the geographic and industry diversity of our customer base throughout the U.S. minimizes the risk of incurring material losses due to concentrations of credit risk. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter. At December 31, 2004, billed and unbilled receivables of $9.4 million related to fees for services rendered in connection with two client matters where payment will not be received until the completion of the engagement.

Significant new accounting pronouncements

As permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," we currently account for share-based payments to employees using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25. As such, we generally do not recognize compensation cost related to employee stock options. In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R), "Share-Based Payment," which is a revision of Statement No. 123. Statement No. 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. Upon adoption of Statement 123(R) on July 1, 2005, pro forma disclosure will no longer be an alternative to financial statement recognition. Accordingly, the adoption of the fair-value method prescribed by Statement No. 123(R) will have a significant impact on our results of operations, although it will not have an impact on our overall financial position. The impact of adopting Statement No. 123(R) can not be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement No. 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement No. 123 as described above under "Stock-based compensation." Statement No. 123(R) also requires the benefit related to income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting principles. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. Had we adopted this statement in prior periods using the valuation method or assumptions applied in our pro forma disclosures, we would have reduced our net operating cash flows and increased our net financing cash flows by $2.2 million during 2004, $11.6 million during 2003 and $12.8 million during 2002. When Statement No.123(R) is adopted, we may elect to change our valuation method or assumptions. Such changes could have an impact on the amount of stock-based compensation we record.

Reclassifications

We have reclassified some prior period amounts to conform to our current year presentation.

2. Acquisitions

Lexecon

In November 2003, we acquired substantially all of the assets and most of the liabilities of Lexecon Inc. from its parent company, Nextera Enterprises, Inc. Lexecon, located in Chicago, Illinois and Cambridge, Massachusetts, is an economic consulting firm that provides services throughout the United States. Its clients include major law firms and the corporations that they represent, government and regulatory agencies, public and private utilities, and multinational corporations. Lexecon's services involve the application of economic, financial and public policy principles to market place issues in a large variety of industries. Its services address three broad areas: litigation support, public policy studies and business consulting. Lexecon provides expert witness testimony, economic analyses and other litigation-related services in adversarial proceedings in courts and before regulatory bodies, arbitrators and international trade organizations.

We paid Nextera cash of $129.2 million to acquire Lexecon and we incurred acquisition-related costs of about $1.6 million. We financed the acquisition with a combination of existing cash resources and borrowings of $104.1 million under our amended and restated bank credit facility.

Dispute Advisory Services practice of KPMG

In October 2003, we acquired certain assets and liabilities of the dispute advisory services business of KPMG LLP, a U.S. accounting and tax firm, in exchange for $89.1 million in cash. We also incurred acquisition-related expenses of about $0.8 million. The dispute advisory services, or DAS, business assists clients in the analysis and resolution of all phases of complex disputes in a variety of forums, including litigation, arbitration, mediation and other forms of dispute resolution. The identifiable assets we acquired included client backlog, customer relationships and a nominal amount of computer equipment. We did not acquire the accounts receivable or any other working capital related to KPMG's DAS business.

Ten Eyck

In October 2003, we acquired the operations and substantially all the net assets of Ten Eyck Associates, P.C. in exchange for about $13.2 million in cash and 175,536 restricted shares of our common stock valued at $2.4 million. Transfer restrictions lapse in two years for 50% of the shares and in four years for the remaining 50% of the shares of common stock paid for this acquisition. The common stock was valued based upon an independent appraisal. We also incurred acquisition-related expenses of about $0.2 million. Ten Eyck is a consulting practice that specializes in Securities and Exchange Commission, or SEC, investigations and securities law litigation, SEC accounting and enforcement consulting, fraud investigations, accountants' malpractice, director and officer liability issues, financial and accounting crisis management, strategic advice and other financial litigation consulting services.

Domestic Business Recovery Services Division of PricewaterhouseCoopers

In August 2002, we acquired the domestic Business Recovery Services, or BRS, division of PricewaterhouseCoopers, LLP, or PwC, for 4.5 million shares of common stock valued at $101.9 million and $142.0 million in cash, including $2.0 million in acquisition related expenses.

We entered into four-year employment agreements with the former partners of BRS that we acquired. These partners received a total of about 3.6 million shares of our common stock and agreed with us to restrict the transfer of 40% of their shares. During 2004, one-half of these restricted shares became unrestricted, and during 2006, the remaining shares will become unrestricted. We granted the BRS partners contractual protection against a decline in the value of their restricted shares during the four-year restricted period if the market price for the shares falls below $18.89 per share. If a BRS partner terminates his or her employment with us prior to the expiration of the four-year term of the employment agreement, the restricted period for the remaining restricted shares will be extended to eight years from the date of termination, and these shares lose their price protection. During 2004, we paid $308,000 in relation to the price protection provision on those shares that became unrestricted. We recorded the price protection payments as a change in the value of the shares granted upon acquisition through a reduction to additional paid-in capital.

Purchase price allocation

The following table summarizes the estimated fair value of the net assets acquired and liabilities assumed pertaining to the significant acquisitions we completed in 2003 and 2002. During 2004, we completed our valuation of the identifiable intangible assets that we acquired in 2003, consisting principally of contract backlog, client relationships and tradenames. As a result, we increased the amount of purchase price allocated to amortizable intangible assets by $7.7 million. The amortization of this additional amount resulted in a charge to amortization expense of $1.6 million during the fourth quarter of 2004. As of December 31, 2004, our remaining amortizable intangible assets are being amortized over a weighted-average useful life of about 6.5 years. We recorded significant goodwill from these acquisitions as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. We believe the goodwill recorded as a result of these acquisitions will be fully deductible for income tax purposes over the next 15 years.

A summary of how we allocated the purchase price of the significant businesses we acquired is as follows:

	Lexecon	DAS	BRS
Direct cost of business combinations			
Cash paid, including transaction costs	$130,833	$89,910	$141,994
Common stock issued	—	—	101,880
	$130,833	$89,910	$243,874
Net assets acquired			
Accounts receivable, billed and unbilled, net	$ 20,661	$ —	$ 42,651
Other current assets	384	—	—
Furniture, equipment and software	2,032	221	—
Contracts, backlog (estimated 1 year weighted-average useful life)	1,400	2,700	4,200
Customer relationships (estimated 6.5 year weighted-average useful life)	5,800	2,500	—
Tradename (indefinite useful life)	2,700	—	—
Intellectual property (estimated 3 year weighted-average useful life)	—	—	360
Non-compete agreements (estimated 4 year weighted-average useful life)	375	381	540
Goodwill	112,513	84,264	218,361
Other assets	67	—	—
Accounts payable and accrued expenses	(14,465)		(1,709)
Billings in excess of services provided	(22)	(156)	(20,529)
Other liabilities	(612)	—	—
	$130,833	$89,910	$243,874

Pro forma results

Our consolidated financial statements include the operating results of each acquired business from the dates of acquisition. The unaudited pro forma financial information below for the years ended December 31, 2003 and 2002 assumes that our material business acquisitions had occurred at the beginning of each of the periods presented.

DAS was not a separate reporting unit of KPMG and as a result, separate complete historical financial statements are not available. The information included in the pro forma presentation consists of the revenue from the book-of-business of the partners and directors who joined FTI and direct expenses, including compensation and benefits of the professionals and administrative personnel joining FTI, reimbursable and subcontractor costs and some practice related costs. Practice related costs consist principally of non-reimbursable costs, bad debt expense, administrative support and depreciation. The direct expenses of DAS do not include an allocation of KPMG's firm wide expenses such as rent, insurance, national marketing, data processing, accounting, the cost of national support offices and other similar corporate expenses. Accordingly, the unaudited pro forma financial information below is not indicative of the expected results of our future operations.

Years Ended December 31,

Pro forma financial information for 2003 acquisitions	2003	2002
Revenues	**$514,374**	$372,058
Income from continuing operations before income taxes	**145,413**	98,271
Income per common share from continuing operations—basic	**$ 2.12**	$ 1.83
Net income per common share—basic	**$ 1.99**	$ 1.90
Income per common share from continuing operations—diluted	**$ 2.02**	$ 1.71
Net income per common share—diluted	**$ 1.90**	$ 1.78

The following combined unaudited pro forma consolidated results of operations for the year ended December 31, 2002 give effect to the acquisition of BRS as if it occurred at the beginning of the period presented below. The results are not necessarily indicative of what would have occurred had this transaction been consummated on that date.

Pro forma financial information for 2002 acquisition	2002
Revenues	$333,134
Income from continuing operations	45,533
Income per common share from continuing operations—basic	$ 1.31
Net income per common share—basic	$ 1.38
Income per common share from continuing operations—diluted	$ 1.24
Net income per common share—diluted	$ 1.30

3. Discontinued Operations

In July 2002, we committed to a plan to sell our applied sciences practice, consisting of the LWG asset disposal group and the SEA asset disposal group. We recorded an after-tax loss of $891,000 as of December 31, 2002 to present the LWG asset disposal group at its fair value less cost to sell.

In January 2003, we sold the LWG asset disposal group for total consideration of $4.15 million, consisting of cash of $2.15 million and a note in the amount of $2.0 million. During 2003, we recognized an additional after-tax loss of $0.2 million. The promissory note bears annual interest at 9.75% and matures December 31, 2010. Interest is payable monthly in arrears beginning February 28, 2003. Principal amounts are payable in forty-eight equal monthly installments beginning on January 31, 2007. This unsecured note is subordinated in payment to the issuer's senior bank debt. We have classified the note within other assets in our consolidated balance sheet.

In August 2003, we completed the sale of the SEA asset disposal group to SEA's senior management for total consideration of $16.0 million. The total consideration included $10.0 million in cash and a promissory note from the buyer in the amount of $6.0 million. We recognized an after-tax loss of $6.8 million in 2003 related to the sale of SEA. Under its original terms, the promissory note accrued annual interest at 9.0% and matured in August 2010. In December 2004, we agreed to discount the note by $475,000 in exchange for prepayment of the principal amount of the note. We classified this discount within other income (expense) in our consolidated statement of income. In January 2005, we received a $5.5 million cash payment in full satisfaction of the note.

Because we eliminated the operations and cash flows of the business components comprising the applied sciences practice from our ongoing operations as a result of the disposal transactions, and because we do not have any significant continuing involvement in the operations after the disposal transactions, we have presented the results of the applied sciences practice's operations as a discontinued operation for all periods prior to the sale. Summarized operating results of the applied sciences practice are as follows.

	Year Ended December 31,	
	2003	**2002**
Revenues	$24,011	$45,833
Income before income taxes	2,805	5,343
Net income	1,649	3,145

4. Balance Sheet Details

	December 31,	
	2004	**2003**
Notes receivable		
Note receivable from owners of former subsidiary	**$ 5,525**	$ —
Notes receivable from employees, current portion	**3,506**	109
	$ 9,031	$ 109
Property and equipment		
Furniture, equipment and software	**$38,426**	$33,425
Leasehold improvements	**8,962**	6,424
Construction in progress	**1,425**	1,164
	48,813	41,013
Accumulated depreciation and amortization	**(25,471)**	(19,092)
	$23,342	$21,921
Other assets		
Note receivable from owners of former subsidiary	**$ 2,000**	$ 8,000
Debt financing fees	**4,121**	5,519
Deferred income taxes	**2,925**	675
Notes receivable from employees	**5,547**	—
Other non-current assets	**1,387**	566
	$15,980	$14,760
Accounts payable, accrued expenses and other		
Accounts payable	**$ 7,203**	$ 5,733
Accrued expenses	**8,118**	7,513
Income taxes payable	**3,440**	4,420
Current portion of capital lease obligations	**237**	583
Deferred income taxes	**1,773**	620
	$20,771	$18,869

Notes receivable due from employees include signing bonuses granted in the form of non-interest bearing forgivable loans to attract and retain highly-skilled professionals. These notes are being amortized to expense over their forgiveness periods of one to five years. Professionals who terminate their employment with us prior to the end of the forgiveness period are required to repay the outstanding, unforgiven loan balance.

Notes to Consolidated Financial Statements

5. Goodwill and Other Intangible Assets

Due to the resignation of a number of our professional staff, we performed an interim impairment test of our goodwill in February 2004. No impairment of goodwill was identified as a result of our test. No impairment of goodwill was identified as a result of our annual impairment test, which we conducted as of October 1, 2004.

Other intangible assets with finite lives are amortized over their estimated useful lives. The changes in the carrying amount of goodwill by reportable segment are as follows.

	Forensic and Litigation Consulting and Technology	Corporate Finance/ Restructuring	Economics	Discontinued Operations	Consolidated
Balance, December 31, 2002	$ 21,035	$ 267,015	$ 11,191	$13,214	$ 312,455
Goodwill acquired during the year	98,698	—	117,939	—	216,637
Adjustment to allocation of BRS purchase price	—	(1,334)	—	—	(1,334)
Goodwill disposed of during the year	—	—	—	(6,441)	(6,441)
Impairment of SEA asset disposal group	—	—	—	(6,773)	(6,773)
Balance, December 31, 2003	119,733	265,681	129,130	—	514,544
Goodwill acquired during the year	731	—	214	—	945
Adjustment to allocation of purchase price	(1,399)	(794)	(5,640)	—	(7,833)
Balance, December 31, 2004	**$119,065**	**$264,887**	**$123,704**	**$ —**	**$507,656**

As discussed in Note 2. "Acquisitions," in 2002, we acquired the domestic Business Recovery Services, or BRS, division of PricewaterhouseCoopers, LLP. As discussed in Note 3. "Discontinued Operations," we sold our applied sciences practice during 2003. During 2003, we recorded a $6.8 million impairment loss to reflect the estimated fair value of the net assets of the SEA asset disposal group less the estimated costs to sell.

For intangible assets with finite lives, we recorded amortization expense of $6.8 million in 2004, $3.7 million in 2003 and $1.0 million in 2002. Based solely on the amortizable intangible assets recorded as of December 31, 2004, we estimate amortization expense to be $2.0 million in 2005, $1.7 million in 2006, $1.5 million in 2007, $1.3 million in 2008, $1.2 million in 2009 and $0.6 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors.

		December 31, 2004		December 31, 2003	
	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets					
Contracts, backlog	1.5	**$ 491**	**$ 395**	$12,700	$4,247
Customer relationships	6 to 8	**8,300**	**1,412**	—	—
Non-compete agreement	3	**2,196**	**982**	1,790	306
Intellectual property	3	**360**	**280**	360	160
		11,347	**3,069**	14,850	4,713
Unamortized intangible assets					
Tradename	Indefinite	**2,700**	**—**	—	—
		$14,047	**$3,069**	$14,850	$4,713

6. Fair Value of Financial Instruments

We have determined the estimated fair values of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop fair value estimates. As a result, the estimates presented below are not necessarily indicative of the amounts that we could realize or be required to pay in a current market exchange.

Cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses

The carrying amounts of these items are reasonable estimates of their fair values.

Debt

The fair value of long-term debt approximates its carrying value at December 31, 2004 and 2003, based on an assessment of currently available terms for similar arrangements.

Interest rate swap agreements

The carrying amount of our interest rate swap agreement in effect as of December 31, 2003 is fair value. The fair value of our interest rate swap agreement is based on estimates obtained from bankers to settle the agreements. The interest rate swap agreement in effect as of December 31, 2003 expired in January 2004.

Letters of credit

We use letters of credit to back some lease guarantees. Outstanding letters of credit totaled $10.0 million at December 31, 2004 and $2.0 million at December 31, 2003. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

7. Long-Term Debt and Capital Lease Obligations

	December 31,	
	2004	**2003**
Bank credit facility		
Term loans, interest payable monthly or quarterly (3.7% to 4.0% — 2004; 3.1% to 3.2% —2003)	**$105,000**	$121,250
Revolving loan commitment of $100.0 million	**—**	—
Total long-term debt	**105,000**	121,250
Less current portion	**21,250**	16,250
Long-term debt, net of current portion	**$ 83,750**	$105,000
Total capital lease obligations	**$ 345**	$ 949
Less current portion	**237**	583
Capital lease obligations, net of current portion	**$ 108**	$ 366

Bank credit facility

Our bank credit facility provides for up to $225.0 million of secured financing, consisting of a $100.0 million revolving credit facility and $125.0 million in term loans. Principal payments on the term loans began on December 31, 2003, and are payable quarterly thereafter through September 30, 2008. The maturity date of the $100.0 million revolving credit facility is November 28, 2008. However, we may choose to repay outstanding borrowings under the revolving credit facility at any time before maturity without penalty. Debt under the credit facility bears interest at an annual rate equal to the Eurodollar rate, plus an applicable margin or an alternative base rate defined as the higher of (1) the lender's announced U.S. prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. In addition, we are required to pay commitment fees on the unused portion of our revolving credit facility. Under our bank credit facility, the lenders have a security interest in substantially all of our assets.

The bank credit facility contains covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the amended credit facility. As of December 31, 2004, we were in compliance with all covenants as stipulated in the credit facility agreements.

Guarantees

Currently, we do not have any significant debt guarantees related to entities outside of the consolidated group. As of December 31, 2004, substantially all of our subsidiaries are guarantors of borrowings under our bank credit facility in the amount of $105.0 million.

Interest rate swaps

We have previously entered into interest rate swap transactions on a portion of our outstanding term loans. At December 31, 2003, the notional amount of our outstanding interest rate swap agreement was $8.7 million. The interest rate swap resulted in exchanging floating London interbank offered rate, or LIBOR, for a fixed rate of 6.65%, and expired in January 2004. We recognize changes in the fair value of interest rate swaps in the consolidated financial statements as changes in accumulated other comprehensive income (loss). During 2003, we did not recognize a net gain (loss) related to the interest rate swap transactions as there was no ineffective portion of the cash flow hedge nor was there any portion of the hedged instrument excluded from the assessment of hedge effectiveness.

Early extinguishment of debt

During 2003, we utilized $12.15 million of cash proceeds from the sale of our applied sciences practice and $49.8 million from the public offering of our common stock to repay outstanding term loans under our bank credit facility prior to maturity. As a result of these repayments, we wrote-off $768,000 of unamortized debt financing fees to interest expense.

Future maturities of long-term debt and capital lease obligations

For years subsequent to December 31, 2004, scheduled annual maturities of long-term debt and capital lease obligations outstanding as of December 31, 2004 are as follows.

	Long-Term Debt	Capital Lease Obligations	Total
2005	$ 21,250	$254	$ 21,504
2006	26,250	89	26,339
2007	31,250	16	31,266
2008	26,250	3	26,253
	105,000	362	105,362
Less imputed interest	—	17	17
	$105,000	$345	$105,345

8. Commitments and Contingencies

Operating lease commitments

We lease office space and office equipment under non-cancelable operating lease agreements that expire in various years through 2021. The leases normally provide for the payment of minimum annual rentals and some include provisions for renewal options of up to 5 years. Some of our leases for office space contain provisions whereby the future rental payments may be adjusted for increases in operating expenses above specified amounts.

We entered into a new lease agreement for office space in New York City. The lease commenced in July 2004 and expires in November 2021. In accordance with the lease terms, we received a cash inducement of $8.1 million which we have classified as deferred rent in our balance sheet. We are amortizing the cash inducement over the life of the lease as a reduction to the cash rent expense.

Rental expense included in continuing operations was $12.5 million during 2004, $9.5 million during 2003 and $7.7 million during 2002. For years subsequent to December 31, 2004, future minimum payments for all operating lease obligations that have initial non-cancelable lease terms exceeding one year, net of rental income of $0.2 million in 2005, $0.2 million in 2006 and $0.1 million in 2007, are as follows.

2005	$ 12,766
2006	13,488
2007	13,085
2008	12,281
2009	12,252
Thereafter	90,473
	$154,345

Loss on abandoned facilities

During the fourth quarter of 2004, we consolidated our New York City and one of our Saddle Brook, New Jersey offices and relocated our employees into our new office facility. As a result of this decision, we vacated leased office facilities prior to the lease termination dates. We recorded a loss of $4.7 million within our corporate segment related to the abandoned facilities during the fourth quarter of 2004. This charge includes $0.7 million of asset impairments and $4.0 million representing the present value of the future lease payments related to the facilities we vacated net of estimated sublease income of $4.2 million. We calculated the present value of our future lease payments using a discount rate of 8%. During the fourth quarter of 2004, we paid about $0.3 million against the lease loss liability. As of December 31, 2004, the balance of the liability for loss on abandoned facilities was $3.7 million.

Contingencies

We are subject to legal actions arising in the ordinary course of business. In management's opinion, we believe we have adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions. We do not believe any settlement or judgment would materially affect our financial position or results of operations.

Litigation settlement gains (losses), net

During the fourth quarter of 2004, we reached settlement on various lawsuits. As a result, we recorded net gains of $1.7 million, net of legal costs.

9. Income Taxes

Significant components of deferred tax assets and liabilities are as follows.

	December 31, 2004	2003
Deferred tax assets		
Allowance for doubtful accounts	**$ 2,109**	$ 4,178
Accrued vacation and bonus	**1,767**	620
Deferred rent	**2,925**	—
Loss on abandoned facilities	**1,910**	—
Restricted stock	**501**	—
Depreciation	**—**	675
	9,212	5,473
Deferred tax liabilities		
Goodwill amortization	**25,250**	13,347
Prepaid expenses	**1,001**	569
Installment sale of subsidiaries	**643**	—
Capitalized software and depreciation	**298**	512
Other	**129**	509
	27,321	14,937
Net deferred tax liability	**$18,109**	$(9,464)

The components of the income tax provision from continuing operations are as follows.

	Year Ended December 31, 2004	2003	2002
Current			
Federal	**$16,007**	$34,024	$17,219
State	**5,755**	5,736	3,529
	21,762	39,760	20,748
Deferred			
Federal	**8,260**	4,345	2,533
State	**1,155**	733	423
	9,415	5,078	2,956
Income tax provision	**$31,177**	$44,838	$23,704

Our income tax provision from continuing operations resulted in effective tax rates that varied from the statutory federal income tax rate as follows.

Year Ended December 31,

	2004	2003	2002
Federal income tax provision at statutory rate	**$25,919**	$38,369	$20,514
State income taxes, net of federal benefit	**4,273**	6,379	3,104
Expenses not deductible for tax purposes	**985**	90	82
Other	**—**	—	4
	$31,177	$44,838	$23,704

10. Stockholders' Equity

Common stock

Holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders and share equally, share for share, if dividends are declared on the common stock. In the event of any liquidation, dissolution or winding up of our company or upon the distribution of our assets, all assets and funds remaining after payment in full of our debts and liabilities, and after the payment of all liquidation preferences, if any, applicable to any outstanding preferred stock, would be divided and distributed among the holders of our common stock ratably. There are no redemption or sinking fund requirements applicable to shares of our common stock.

Equity offering

In February 2003, we completed a public offering and sale of 3,992,392 shares of our common stock. We received $99.2 million in cash, net of $1.4 million of offering costs.

Common stock repurchase program

In October 2003, our board of directors approved a share repurchase program under which we may purchase, from time to time, up to $50.0 million of common stock. We are authorized to purchase shares of our common stock under this program through October 2005. The shares of common stock may be purchased through open market or privately negotiated transactions and may be funded with a combination of cash on hand or borrowings under our existing or new credit facilities. During 2004, we repurchased and retired 657,300 shares at a total cost of $10.8 million. During 2003, we repurchased and retired 194,200 shares at a total cost of $4.0 million.

11. Equity Compensation and Employee Benefit Plans

Equity Compensation Plans

Our 1997 Stock Option Plan provides for the issuance of up to 11,587,500 shares of common stock to employees and non-employee directors. Under the terms of the 1997 plan, we may grant option rights or shares of restricted and unrestricted common stock to employees. As of December 31, 2004, 370,234 shares of common stock are available for grant under our 1997 Stock Option Plan.

On May 19, 2004, our stockholders approved the FTI Consulting, Inc. 2004 Long-Term Incentive Plan. The 2004 plan provides for grants of option rights, appreciation rights, restricted or unrestricted shares, performance awards or other stock-based awards to our officers, employees, non-employee directors and individual service providers. We are authorized to issue up to 3,000,000 shares of common stock under the 2004 plan. As of December 31, 2004, 2,250,628 shares of common stock are available for grant under our 2004 Long-Term Incentive Plan.

Vesting provisions for individual awards under our stock option plans are at the discretion of our board of directors. Generally, outstanding options have been granted at prices equal to or exceeding the market value of the stock on the grant date, vest over three to five years, and expire ten years subsequent to award.

During 2004, we granted 262,372 shares of restricted common stock to employees at a weighted-average fair value of $18.60. During 2003, we granted 284,640 shares of restricted common stock to employees at a weighted-average fair value of $20.53. During 2002, we granted 6,135 shares of restricted common stock to employees at a weighted-average fair value of $23.39. Restricted shares are generally contingent on continued employment and vest over periods of three to ten years.

The following table summarizes the option activity under the plans for the years December 31, 2004, 2003 and 2002.

	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price
Options outstanding, January 1	**4,330**	**$18.54**	5,807	$14.72	4,758	$ 5.39
Options granted during period:						
Grant price = fair market value	**965**	**$17.46**	383	$22.53	2,870	$23.03
Grant price > fair market value	**90**	**$18.78**	90	$26.45	—	—
Options exercised	**(467)**	**$ 6.37**	(1,798)	$ 7.17	(1,815)	$ 3.32
Options forfeited	**(510)**	**$22.27**	(152)	$21.39	(6)	$ 4.23
Options outstanding, December 31	**4,408**	**$19.17**	4,330	$18.54	5,807	$14.72
Options exercisable, December 31	**2,597**	**$18.35**	1,873	$16.74	1,585	$ 9.29

The following is a summary of the status of stock options outstanding and exercisable stock options at December 31, 2004.

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price
$ 1.90–$12.36	911	$ 9.15	5.9 years	911	$ 9.15
$14.14–$18.60	912	$16.72	8.9 years	162	$17.36
$19.24–$21.65	1,043	$20.92	8.3 years	519	$21.07
$21.97–$24.28	975	$23.92	7.9 years	577	$24.04
$25.67–$33.25	567	$27.79	7.9 years	428	$27.34
	4,408	$19.17		2,597	$18.35

Employee Stock Purchase Plan

The FTI Consulting, Inc. Employee Stock Purchase Plan allows eligible employees to subscribe to purchase shares of common stock through payroll deductions of up to 15% of eligible compensation, subject to limitations. The purchase price is the lower of 85% of the fair market value of our common stock on the first trading day or the last trading day of each semi-annual offering period. The aggregate number of shares purchased by an employee may not exceed $25,000 of fair market value annually, subject to limitations imposed by Section 423 of the Internal Revenue Code. A total of 2,050,000 shares are authorized for purchase under the plan. As of December 31, 2004, 580,125 shares of our common stock are available for purchase under the plan. Employees purchased shares under this plan during the following years at the weighted average prices per share as indicated: 2004—202,396 shares at $14.03; 2003—195,700 shares at $20.66; and 2002—159,254 shares at $15.18.

Employee Benefit Plans

We maintain a qualified defined contribution 401(k) plan, which covers substantially all of our employees. Under the plan, participants are entitled to make pre-tax contributions up to the annual maximums established by the Internal Revenue Service. We match a certain percentage of participant contributions pursuant to the terms of the plan, which are limited to a percent of the participant's eligible compensation. The percentage match is at the discretion of our board of directors. We made contributions related to the plan of $3.0 million during 2004, $2.4 million during 2003 and $1.6 million during 2002.

12. Segment Reporting

We are a multi-disciplined consulting firm with leading practices in the areas of forensic accounting and litigation, corporate finance/restructuring and economic consulting services. Prior to September 1, 2002, we were organized into three operating segments: corporate finance/restructuring consulting, forensic and litigation consulting and technology and applied sciences. As a result of the acquisition of the domestic Business Recovery Services division of PricewaterhouseCoopers, LLP in August 2002 (see Note 2. "Acquisitions") and the decision to sell the applied sciences practice (see Note 3. "Discontinued Operations"), we began managing our operations as one segment. During the fourth quarter of 2003, we completed three acquisition transactions. As part of the integration of the acquired businesses, we reorganized our operations into three operating segments. During the first quarter of 2004, we completed the reorganization and appointed a manager for each operating segment.

Our reportable operating segments are business units that offer distinct services. Within our forensic and litigation consulting and technology practice, we help clients assess complex financial transactions and reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of economic recoveries. We also provide asset tracing investigative services and expert witness services. Our litigation practice serves clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and the actual trial. We assist with refining issues in litigation and venue selection, and provide fraud investigation and securities litigation assistance. Our trial graphics and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court.

Our corporate finance/restructuring practice provides turnaround, performance improvement, lending solutions, financial and operational restructuring, restructuring advisory, mergers and acquisitions and interim management services. We assist under performing companies in making decisions to improve their financial and operational position given their current situation. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, such as rightsizing infrastructure, improving working capital management, selling non-core assets or business units, restructuring capital and borrowings, and assessing long-term viability and business strategy. We also lead and manage the financial aspects of the in-court restructuring process, such as assessing the impact of a bankruptcy filing on the client's financial and operational situation, planning for the smooth transition in and out of bankruptcy, facilitating the sale of assets and assisting to arrange debtor-in-possession financing. Through our corporate finance services, we can help financially distressed companies implement their plans by providing interim management teams.

Within our economic consulting practice, we provide our clients with analyses of complex economic issues for use in legal and regulatory proceedings, strategic decision-making and public policy debates. Our services include providing advice and testimony related to:

- antitrust and competition issues that arise in the context of potential mergers and acquisitions;
- other antitrust issues, including alleged price fixing, cartels and other forms of exclusionary behavior;
- the application of modern finance theory to issues arising in securities litigation; and
- public policy studies on behalf of companies, trade associations and governmental agencies.

We evaluate the performance of these operating segments based on operating income before depreciation, amortization and corporate general and administrative expenses. For the year ended December 31, 2004, our corporate segment loss includes a $4.7 million loss on abandoned facilities as described in note 8. In general, our assets are not specifically attributable to any particular segment; therefore, we do not allocate assets to our reportable segments. Accordingly, asset information by reportable segment is not presented. The reportable segments use the same accounting policies as those used by the company. There are no significant intercompany sales or transfers.

Substantially all of our revenues and assets are attributed to or are located in the United States. We do not have a single customer that represents ten percent or more of our consolidated revenues.

In 2003, we did not operate our business practices as segments. Accordingly, we did not report results of operations by segment. The table below presents revenues, gross margin and segment profits for the year ended December 31, 2004. For the years ended December 31, 2003 and 2002, the table presents segment revenues and gross margin that are estimates derived from classifying client engagements by the principal nature of the service.

Year ended December 31, 2004	**Forensic and Litigation Consulting and Technology**	**Corporate Finance/ Restructuring**	**Economic Consulting**	**Corporate**	**Total**
Revenues	**$178,650**	**$162,495**	**$85,860**	**$ —**	**$427,005**
Gross margin	**83,177**	**77,618**	**31,240**	**—**	**192,035**
Segment profit (loss)	**50,556**	**50,714**	**19,333**	**(26,185)**	**94,418**
Year ended December 31, 2003					
Revenues	$103,101	$255,336	$17,258	$ —	$375,695
Gross margin	45,845	146,510	6,911	—	199,266
Segment profit (loss)	N/A	N/A	N/A	(18,720)	123,537
Year ended December 31, 2002					
Revenues	$67,994	$143,986	$12,133	$ —	$224,113
Gross margin	34,630	79,266	2,113	—	116,009
Segment profit (loss)	N/A	N/A	N/A	(15,213)	68,662

N/A - Not available

The following table presents a reconciliation of segment profit to income from continuing operations before income taxes.

	Year Ended December 31,		
	2004	**2003**	**2002**
Operating profit			
Total segment profit	**$94,418**	$123,537	$68,662
Depreciation and amortization	**(9,113)**	(6,032)	(4,300)
Amortization of other intangible assets	**(6,836)**	(3,680)	(1,033)
Interest expense, net	**(6,086)**	(4,196)	(4,717)
Litigation settlement gains (losses), net	**1,672**	—	—
Income from continuing operations before income tax provision	**$74,055**	$109,629	$58,612

Notes to Consolidated Financial Statements

13. Quarterly Financial Data (unaudited)

(dollar and share amounts in tables expressed in thousands, except per share data)	Quarter ended			
	March 31,	June 30,	September 30,	December 31,
2004				
Revenues	$110,240	$107,445	$104,433	$104,887
Direct cost of revenues	61,898	58,357	56,739	57,976
Other operating expenses	27,447	26,047	27,074	32,998
Operating income	20,895	23,041	20,620	13,913
Interest expense,net	(1,407)	(1,396)	(1,375)	(1,908)
Litigation settlement gains (losses),net	—	—	—	1,672
Income from continuing operations before income tax provision	19,488	21,645	19,245	13,677
Income tax provision	7,971	8,852	8,294	6,060
Net income	$ 11,517	$ 12,793	$ 10,951	$ 7,617
Earnings per common share —basic				
Net income	$ 0.27	$ 0.30	$ 0.26	$ 0.18
Earnings per common share —diluted				
Net income	$ 0.27	$ 0.30	$ 0.26	$ 0.18
Weighted average common shares outstanding				
Basic	42,097	42,172	42,134	41,994
Diluted	42,605	42,517	42,479	42,450
2003				
Revenues	$101,351	$ 94,526	$ 83,593	$ 96,225
Direct cost of revenues	46,547	43,096	37,409	49,377
Other operating expenses	21,931	19,540	19,919	24,051
Operating income	32,873	31,890	26,265	22,797
Interest expense,net	1,830	741	845	780
Income from continuing operations before income tax provision	31,043	31,149	25,420	22,017
Income tax provision	12,575	12,615	10,295	9,353
Income from continuing operations	18,468	18,534	15,125	12,664
Income (loss)from discontinued operations	975	(6,334)	37	—
Net income	$ 19,443	$ 12,200	$ 15,162	$ 12,664
Earnings per common share —basic				
Income from continuing operations	$ 0.48	$ 0.45	$ 0.36	$ 0.30
Net income	$ 0.51	$ 0.30	$ 0.36	$ 0.30
Earnings per common share —diluted				
Income from continuing operations	$ 0.46	$ 0.44	$ 0.36	$ 0.30
Net income	$ 0.49	$ 0.29	$ 0.36	$ 0.30
Weighted average common shares outstanding				
Basic	38,652	41,343	41,764	41,893
Diluted	40,338	42,524	42,585	42,627

The sum of the quarterly earnings per share amounts may not equal the annual amounts due to changes in the weighted-average number of common shares outstanding during each quarterly period.

Special termination charges.

Operating expenses during the fourth quarter of 2003 include $3.1 million of special termination charges. These charges relate to contractual benefits due to specified employees as a result of the termination of their employment.

Interest expense, net.

In December 2004, we agreed to discount a note receivable due from the owners of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005. See Note 3. "Discontinued Operations," for more details.

Interest expense, net for 2003, includes write-offs of deferred financing fees as a result of early extinguishments. These amounts total $513,000 during the first quarter of 2003 and $255,000 during the third quarter of 2003.

Other.

During the fourth quarter of 2004, we recorded a $4.7 million loss on abandoned facilities and net litigation settlement gains of $1.7 million, each of which is described in more detail in Note 8. "Commitments and Contingencies." We also recorded additional amortization expense of $1.6 million during the fourth quarter of 2004 as more fully described in Note 2, "Acquisitions - Purchase price allocation."

14. Subsequent Events

On February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. Ringtail is a leading global developer of litigation support and knowledge management technologies for law firms. The assets we acquired include software products and technologies and intellectual property. Ringtail has developed a suite of integrated software modules to manage the information and workflow in complex legal cases. We paid $35.0 million for the acquisition, consisting of $20.0 million paid in cash and 784,109 shares of our common stock valued at $15.0 million. The fair market value of the common stock is based on the average market price of the shares over a period from two days before and two days after the date we entered into a definitive purchase agreement. We financed the cash portion of the purchase price with cash on hand and borrowings under our revolving credit facility. We may be required to pay the sellers additional annual consideration based upon post-acquisition revenues for the each of the years from 2005 through 2007. This earnout consideration may be up to $2.5 million per year and may be paid in cash, shares of our common stock or a combination of both. We granted the sellers contractual protection against a decline in the value of any purchase price or earnout payment made in shares of our common stock. If on the first anniversary date of any issuance of purchase price or earnout shares, the market price of our common stock has not increased by at least 10%, we have agreed to make an additional cash payment to the sellers equal to the deficiency.

Report of Independent Registered Public Accounting Firm — Consolidated Financial Statements

Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited the accompanying consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FTI Consulting, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FTI Consulting, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
March 9, 2005

Report of Independent Registered Public Accounting Firm — Internal Control over Financial Reporting

Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that FTI Consulting, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FTI Consulting, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that FTI Consulting, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, FTI Consulting, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
March 9, 2005

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2004. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements, has issued an attestation report on management's assessment of internal controls, which is included elsewhere in this annual report.

Date: March 9, 2005

Jack B. Dunn, IV
President and Chief Executive Officer
(principal executive officer)

Theodore I. Pincus
Executive Vice President and Chief Financial Officer
(principal financial officer)

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters

Market Information

Our common stock trades on the New York Stock Exchange under the symbol "FCN." The following table lists the high and low sale prices per share for our common stock as reported on the New York Stock Exchange for the periods indicated. The prices for periods in 2003 have been adjusted to give effect to the three-for-two stock split that was paid as a stock dividend on June 4, 2003 to stockholders of record on May 7, 2003.

	Year Ended December 31,			
	2004		2003	
	High	Low	High	Low
Quarter Ended				
March 31	$24.14	$13.55	$30.93	$25.53
June 30	17.49	14.56	32.45	22.60
September 30	19.65	15.37	27.60	17.00
December 31	21.30	17.51	24.58	16.79

Number of Stockholders of Record

As of February 25, 2005, the number of record holders of our common stock was 162.

Dividends

We have not declared or paid any cash dividends on our common stock to date and we do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future because we intend to retain our earnings, if any, to finance the expansion of our business, make acquisitions and for general corporate purposes. Our credit facility restricts our ability to a certain extent to pay dividends.

Securities Authorized for Issuance under Equity Compensation Plans

The following table lists information regarding outstanding options and shares reserved for future issuance under our equity compensation plans as of December 31, 2004. None of the plans have outstanding warrants or rights other than options, except for shares of restricted stock described in footnote (2) following the table. We have not issued any shares of our common stock to employees as compensation under plans that have not been approved by our security holders. The number of Securities to be issued upon exercise of outstanding options, warrants and rights included in the table below excludes:

- shares of common stock issued as direct restricted and unrestricted stock awards under our 1997 Stock Option Plan, as amended;
- shares of common stock issued as direct restricted and unrestricted stock awards under our 2004 Long-Term Incentive Plan, as amended; and
- shares of common stock sold under our Employee Stock Purchase Plan, as amended.

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (in thousands)	(b) Weighted–Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securites Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (in thousands)
Plan Category			
Equity compensation plans approved by our security holders	4,408 (1)	$19.17	3,201 (2)
Equity compensation plans not approved by our security holders	—	—	—
Total	4,408 (1)	$19.17	3,201 (2)

(1) Includes 3,912,742 shares issuable upon vesting of outstanding stock options granted under our 1997 Stock Option Plan and 495,000 shares issuable upon vesting of outstanding stock options granted under our 2004 Long-Term Incentive Plan.

(2) Includes (a) 370,234 shares of common stock available for issuance under our 1997 Stock Option Plan, including 8,020 shares available for direct stock awards; (b) 2,250,628 shares of common stock available for issuance under our 2004 Long-Term Incentive Plan, including 345,628 shares available for direct stock awards; and (c) 580,125 shares available for issuance under our Employee Stock Purchase Plan.

Sales of Unregistered Securities

On February 28, 2005, we completed our acquisition of substantially all of the assets and certain liabilities of the Ringtail group pursuant to an asset purchase agreement dated February 16, 2005. Pursuant to that agreement, we issued 784,109 shares of our common stock as consideration, representing a portion of the purchase price to acquire the Ringtail group. The 784,109 shares of our common stock had an aggregate market value of $15.0 million based on the $19.13 per share closing price of a share of our common stock on the New York Stock Exchange on February 15, 2005 (the trading day immediately prior to the date of the asset purchase agreement.) We issued these shares of common stock in a transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to purchases we made of our common stock during the fourth quarter of 2004 (in thousands except per share amounts).

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value that May Yet Be Purchased Under the Program (2)
October 1 through October 31, 2004	—	—	—	$36,639
November 1 through November 30, 2004	78	$18.89	78	$35,158
December 1 through December 31, 2004	—	—	—	—
Total	78	$18.89	78	$35,158

(1) We purchased all of these shares of our common stock through our publicly announced stock repurchase program.

(2) In October 2003, we announced that our board of directors approved a $50.0 million stock repurchase program. This program was extended in October 2004 for up to the remaining balance at that time of $36.6 million. Unless reauthorized or extended by the board of directors, this program will expire in October 31, 2005. These amounts represent gross purchase prices and include the transaction costs we may incur, such as commissions, on the related purchases.

Corporate Team

Jack B. Dunn, IV
President and Chief Executive Officer

Dennis J. Shaughnessy
Chairman of Board

Dominic DiNapoli
Executive Vice President and
Chief Operating Officer

Theodore I. Pincus
Executive Vice President,
Chief Financial Officer and Treasurer

Barry Kaufman
Executive Vice President and
Chief Risk Management Officer

Curt A. H. Jeschke, Jr.
Vice President - Internal Audit

Dianne R. Sagner
Vice President and General Counsel

Charles Boryenace
Vice President and Interim Controller

Joanne F. Catanese
Associate General Counsel and Secretary

Cheryl J. Meeks
Assistant Secretary

Board of Directors

Dennis J. Shaughnessy
Chairman of Board

Jack B. Dunn, IV
President and Chief Executive Officer

James A. Flick, Jr.
President and Chief Executive Officer
Winnow, Inc.

Peter F. O'Malley
Of Counsel
O'Malley, Miles, Nylen & Gilmore

George P. Stamas
Senior Partner
Kirkland & Ellis

Denis J. Callaghan
Retired Former Director of
North American Equity Research
Deutsche Bank Alex. Brown

Mark H. Berey
Executive Vice President of Business
Development, Chief Financial Officer
and Director
Avendra, LLC

Gerard E. Holthaus
Chairman of Board, President
and Chief Executive Officer
Williams Scotsman, Inc.

FTI Corporate Data

Stockholder Information

Our internet website is www.fticonsulting.com. We make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and proxy statements as soon as reasonably practicable after we electronically file with or furnish such materials to the SEC. We also make available on our website our Corporate Governance Guidelines; Categorical Standards of Director Independence; Policy on Ethics and Business Conduct; Charters for the Audit, Compensation, and Nominating and Corporate Goverance Committees of our Board of Directors; other corporate governance documents; and any amendments to those documents.

You may request paper copies of our 2004 Annual Report on Form 10-K and the other documents filed with the SEC by contacting FTI Consulting, Inc., 900 Bestgate Road, Suite 100, Annapolis, MD 21401, Attn: Corporate Secretary.

Corporate Headquarters

900 Bestgate Road
Suite 100
Annapolis, Maryland 21401
410.224.8770

www.fticonsulting.com

Annual Stockholders' Meeting

The 2005 annual meeting of stockholders will be held on May 18, 2005, at 9:30 a.m. at the corporate business office at 909 Commerce Road, Annapolis, Maryland 21401.

Independent Auditors

Ernst & Young LLP
Baltimore, Maryland

Transfer Agent

American Stock Transfer & Trust Company
New York, New York

Stock

FTI's stock trades on the New York Stock Exchange (NYSE) under the symbol FCN.

SEC and NYSE Certifications

The most recent certification by our chief executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Annual Report on Form 10-K for our fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005.

Our chief executive officer's most recent certification to the New York Stock Exchange was submitted on June 15, 2004.

Offices

Annapolis, MD
410.224.8770

Atlanta, GA
404.460.6200

Boston, MA
617.897.1500

Cambridge, MA
Lexecon
617.520.0200

Charlotte, NC
704.998.6021

Chicago, IL
312.759.8100

Chicago, IL
Lexecon
312.322.0200

Cleveland, OH
216.986.2750

Dallas, TX
214.397.1600

Denver, CO
303.689.8800

Houston,TX
713.353.5400

Indianapolis, IN
317.581.6300

King of Prussia, PA
610.992.1600

Los Angeles, CA
213.689.1200

Nashville, TN
615.344.2109

New York, NY
212.247.1010

Philadelphia, PA
215.246.3405

Phoenix, AZ
602.744.7100

Pittsburgh, PA
412.577.2997

Saddle Brook, NJ
201.843.4900

Salt Lake City, UT
801.990.3294

San Francisco, CA
415.283.4200

San Jose, CA
408.261.8800

Seattle, WA
206.224.7607

Tucson, AZ
520.615.3500

Washington, D.C.
202.312.9100

London, England
+44 (0)20.7643.2252

Melbourne, Australia
+61 (3)9668.2233

Design: BenderPlus, New York

F T I®

900 Bestgate Road, Suite 100
Annapolis, Maryland 21401
www.fticonsulting.com